
New Opportunities
100 YEARS

OCEAN FIRST

OceanFirst Financial Corp.
2001 Annual Report

Strength Through The Years

It began as a small group of local residents sharing a common goal to help their community grow and prosper. In 1902, when the Point Pleasant Building and Loan Association was formed, its founders were investing in the future of our area — confident in the potential of a new century. They believed in each other, providing financing to help build homes and assisting their families and neighbors in achieving personal goals. Throughout the years, that dedication to "taking care of more than money" has never wavered ... even as each decade brought change and new challenges.

Today, 100 years later, those timeless values now enhance shareholder value at OceanFirst. As the oldest and largest community-based bank headquartered in Ocean County, our long-term growth is directly attributed to the strength of that original vision.

As OceanFirst begins its second century, we look forward to the promise of the future — and our continued commitment to helping you prosper.

Timeless Values





Growing
with you for

100 YEARS





OCEAN FIRST

Our Mission

OceanFirst builds value for its shareholders as a community-focused financial services organization.


OCEANFIRST


New York
Philadelphia

OceanFirst Bank, sole subsidiary of OceanFirst Financial Corp., is located in the central coastal area of New Jersey between the major metropolitan cities of New York and Philadelphia. With administrative offices in Toms River, New Jersey (shown above), OceanFirst provides financial services to retail and business customers throughout the Jersey Shore market.

Founded in 1902, OceanFirst Bank is a federally chartered stock savings bank with thirteen branches located in Ocean County, New Jersey, two branches in Monmouth County and one branch in Middlesex County. It is the oldest and largest community-based financial institution headquartered in Ocean County, New Jersey.

Contents

Financial Highlights	1
Letter to Shareholders	2
Selected Financial Data	13
Management's Discussion and Analysis	15
Consolidated Financial Statements	26
Directors and Officers	42
Shareholder Information	inside back cover

Financial Highlights

(dollars in thousands, except per share amounts)

At or For The Year Ended December 31,	2001	2000	1999
Selected Financial Condition Data:			
Total assets	$1,763,666	$1,640,217	$1,590,907
Loans receivable, net	1,300,889	1,136,879	1,042,975
Deposits	1,109,043	1,104,188	1,056,950
Stockholders' equity	146,729	157,736	167,530
Selected Operating Data:			
Net interest income	55,012	49,693	48,538
Non-interest income	12,925	6,145	5,226
Non-interest expense	37,379	31,645	27,852
Net income	18,159	16,382	16,347
Diluted earnings per share	1.85	1.54	1.33
Selected Financial Ratios:			
Stockholders' equity per common share	14.88	14.23	13.27
Cash dividend per share	.84	.72	.57
Stockholders' equity to total assets (capital ratio)	8.32%	9.62%	10.53%
Return on average assets	1.06	1.01	1.04
Return on average stockholders' equity	12.01	10.45	8.90
Average interest rate spread	2.97	2.75	2.70
Net interest margin	3.37	3.20	3.20
Operating expenses to average assets	2.19	1.96	1.78
Operating efficiency ratio	55.02	56.67	51.80
Non-performing loans to total loans receivable	.46	.25	.28
Actual contributions to stockholders' equity and resultant cash earnings data[1]:			
Cash earnings	$ 21,953	$ 19,426	$ 19,283
Diluted cash earnings per share	2.23	1.82	1.57
Return on average assets	1.29%	1.20%	1.23%
Return on average stockholders' equity	14.52	12.39	10.50
Operating efficiency ratio	47.49	48.96	43.94

(1) *Cash earnings are determined by adding (net of taxes) to reported earnings the noncash expenses stemming from the amortization and appreciation of allocated shares in the Company's stock-related benefit plans and the amortization of intangible assets.*

Earnings Per Share (EPS)



19.9% Average Annual Increase
$2.00
$1.00
1997
1998
1999
2000
2001
Reported EPS
Cash EPS

Return On Equity (ROE)



19.4% Average Annual Increase
14%
7%
1997
1998
1999
2000
2001
Reported ROE
Cash ROE

Letter to our Shareholders

March 2002

Dear Fellow Shareholders:

> "OceanFirst delivered record-shattering earnings per share, net income and return on average shareholder equity in 2001."

OceanFirst Financial achieved extraordinary success in what was certainly one of the most tumultuous years in its history. Surpassing the goals we had set, we delivered record-breaking financial results in the face of unprecedented interest rate volatility engineered by the Federal Reserve. We also carried out aggressive initiatives to bolster our strong competitive position as the preeminent provider of financial services to the Central Jersey Shore community. As we commemorate our 100th year, we look forward to continuing our outstanding performance in order to build the value of your OceanFirst investment.

Excellent Financial Results

OceanFirst delivered record-shattering earnings per share (EPS), net income and return on average shareholder equity (ROE) in 2001. EPS grew 20.1% to $1.85 on a fully diluted basis, while net income rose 10.8% to $18.2 million. ROE surpassed 12% for the first time since our 1996 initial public offering. This outstanding performance generated two increases in the cash dividend paid on your shares during the year, and an additional increase announced shortly after the close of the fourth quarter. The dividend rose a total of 5¢, representing a 26.3% increase from the first quarter of 2001. Since the initial dividend was declared in 1997, cash dividends have increased an impressive 140%.

Annual Dividend Per Share


$1.00
$ .50
29.4% Average Annual Increase
1997
1998
1999
2000
2001

We achieved excellent results in other performance measures as well:

- **Cash EPS outpaced reported EPS, growing by 22.5% to $2.23.** Cash earnings are determined by adding to reported earnings the noncash expenses associated with employee benefit and incentive plans and with the amortization of intangible assets, all net of associated tax benefits. Cash earnings are important as they provide additional capital which can be utilized to support higher levels of share repurchases, cash dividends and asset growth.

◦**We established over 9,000 new deposit relationships in 2001.** As a result, our core deposits at year-end represented 50.7% of total deposits versus only 41.5% at the end of 2000. Core deposits are less interest-rate-sensitive and represent a more stable source of funding than CDs. We achieved the increases in core deposits across the entire depositor spectrum – among consumers, among businesses and among public entities.

◦**We also built new relationships on the lending side, increasing loans receivable by 14.4%.** Commercial loan growth was especially strong: Balances climbed 37.4% to $164.1 million, exceeding our targets for the year. At the close of 2001, commercial loans represented 12.5% of total loans receivable, compared with 10.4% at the end of 2000. This diversification of our loan portfolio enhanced our overall asset yield. In last year's strong residential-mortgage-lending market, which was driven by refinancing activity, record mortgage origination volume was accompanied by record mortgage sales. We sold many of our long-term, fixed-rate loans to help manage our exposure to interest rate risk and to generate impressive gains in non-interest income.

◦**We achieved our stated goal of growing top-line revenue.** Expansion of top-line revenue is critical to sustain growth in earnings. In 2001, net interest income rose 10.7%, and total other income climbed by a striking 110.3%. Our net interest margin finished the year strongly, averaging 3.58% in the fourth quarter versus 3.15% a year earlier.

Core Deposit Ratio



11.3% Average Annual Increase
50%
25%
1997
1998
1999
2000
2001

Loans Receivable
(in millions of dollars)



13.5% Average Annual Increase
$1,200
$600
1997
1998
1999
2000
2001

Initiatives Strengthen Competitive Position

We accomplished two of the goals we established at the start of last year. We capitalized on the acquisition of Columbia Equities, Ltd. as our new mortgage banking subsidiary, and we took aggressive steps to strengthen our presence in the retail banking market.



We succeeded in fully integrating the operations of Columbia (based in Westchester County, New York) with those of OceanFirst Bank. The market expansion and greater product diversity that we achieved enhanced our mortgage origination capabilities and enabled us to take fuller advantage of the strong residential mortgage market which prevailed throughout the year.



The OceanFirst Financial Corp. Board of Directors (from left to right):

John R. Garbarino, Chairman and Chief Executive Officer; Thomas F. Curtin; John E. Walsh; Frederick E. Schlosser; James T. Snyder; John W. Chadwick; Diane F. Rhine; Carl Feltz Jr.; Donald E. McLaughlin.

In the retail banking arena, we witnessed the maturation of the one to two strategically located branch offices we established in each of the last several years. In addition, we entered a new Ocean County market with the successful opening of our Manahawkin branch office, which is projected to become profitable during 2002. We also significantly improved our existing market coverage by relocating our Holiday City South office to a new location on State Highway Route 37 West in Toms River. The relocated branch, which is triple its original size, has reinvigorated our market presence by providing drive-in service, expanded parking and highway visibility. Both of these offices have become strong core deposit generators in just a short period of time.

Another initiative we had planned for 2001 was placed on hold due to an unanticipated, dramatic change in market conditions. As noted in last year's report, we had intended to develop insurance services as a new product line. However, we postponed our plans, at least temporarily, due to the horrific terrorist attacks of 9/11, which disrupted the *insurance markets and led to the disappearance of attractive paths of entry into* the insurance sector. We concluded shortly after 9/11 that not entering the insurance arena at this time was preferable to making an ill-advised entrance.

> "The integrity of the Bank's loan portfolio was largely unaffected by the 2001 recession."

Other initiatives we did pursue included the following:

- **We made significant strides in managing interest rate risk.** In addition to the aforementioned long term fixed rate loan sales, we locked in lower rates



on borrowings during the fourth quarter by replacing higher-cost wholesale borrowings with those having lower current rates and similar maturities.

- **Credit risk in our portfolio was also well managed:** The nominal increase we reported in non-performing assets during the year was due primarily to difficulties experienced with a participation in a shared national credit. We note that our $2.4 million portion of the total $125 million credit relationship represents the only shared national credit in our portfolio. The integrity of the Bank's loan portfolio was largely unaffected by the 2001 recession.

◦**We progressed smartly in our pursuit of new relationships in the local government banking market.** We bid on, and won, core banking relationships with several prominent public entities during the period.

◦**Our Trust and Asset Management Services business, launched in 2000,** gained additional market share and generated solid increases in revenue. New relationships we developed provided growth in assets under management. This business line continues to have great potential in our market.



The OceanFirst senior management team (from left to right):

John R. Garbarino, President and Chief Executive Officer; Karl E. Reinheimer; Michael J. Fitzpatrick; Robert M. Pardes; John K. Kelly.

◦**We completed our eighth stock repurchase program since 1997,** and immediately announced the start of the Company's ninth program. During 2001, we repurchased an additional 1.3 million shares, bringing the total number repurchased to 8.4 million – or 46.6% of our original 1996 offering.

Our next 100 years... began on January 28, 2002.

Throughout the current year, we plan to focus on the following key objectives:

◦**EPS Growth Above 15%.** At the heart of our shareholder-value-creation strategy is consistent revenue and net income growth, which translates into higher EPS for our shareholders.

◦**Balance Sheet Growth and Reconfiguration.** To achieve the desired revenue gains, we will continue to emphasize the growth of both core deposits and loans. We will seek out new business relationships, and nurture existing ones. We will also continue to reconfigure the balance sheet. Core deposit gains of recent years will be preserved, and the loan portfolio will be given a more commercial orientation. As always, we will pursue commercial loan growth in a prudent, methodical manner with a wary eye on credit risk management.

◦**Risk Management.** Effective management of risk is always vital to a financial institution's long-term viability and earnings performance. During the year, we will create and adopt a customized risk management framework to strengthen the process throughout the Company and ensure that the risk culture at OceanFirst remains both disciplined and conservative.



◦**Improved Use of Technology.** The Company has already taken steps to upgrade its current banking information technology platform to a Siebel Systems, Inc. Customer Relationship Management system. The ongoing maturation of our sales and service culture demands the technological support the Siebel system affords. The new technology will help us acquire customers and will enhance customer satisfaction and loyalty. Providing our staff with a complete picture of the relationship we have with each customer will facilitate the consultative sales and exceptional customer service we promise.

"At the heart of our shareholder-value-creation strategy is consistent revenue and net income growth, which translates into higher EPS for our shareholders."

◦**Insurance Products Business Line.** This market, shocked as it was in 2001 by the events of 9/11, will be revisited in 2002 to see if we can make an appropriate entry. We continue to believe that, if properly executed, the incorporation of insurance products into our line of financial services can significantly enhance our stream of non-interest revenue.

OceanFirst begins its second 100 years in the bittersweet position of celebrating its centennial anniversary in the midst of a recession and a war against terrorism, while also saying farewell to a friend and longtime associate. For 42 of those 100 years, Robert E. Knemoller has faithfully served the Company, first as an Officer and more recently a Director, making innumerable contributions to its success. The Board regretfully accepted Bob's resignation at its February 2002 meeting and immediately elected him as Director Emeritus. As previously announced, the remainder of his un-expired Board term will be completed through the appointment of prominent local businessman, John W. Chadwick. The Board gratefully acknowledges Mr. Knemoller's years of loyal service to OceanFirst and looks forward to the advice and counsel of Mr. Chadwick. Throughout its long history, OceanFirst often experienced unusual events and unsettling world conditions. In the face of those difficulties, we never lost our focus on delivering quality financial services to our market. Since 1996, when we became a public company, we have successfully expanded our corporate mission to include not only delivering quality services, but also increasing the value of our shareholders' investment. It is our pursuit and successful execution of this redefined mission that today positions OceanFirst Financial Corp. as an attractive choice for our investors.

"Since 1996, when we became a public company, we have successfully expanded our corporate mission to include not only delivering quality services, but also increasing the value of our shareholders' investment."

As always, we thank you for your continued support.

Very truly yours,



John R. Garbarino

Chairman, President and Chief Executive Officer

From a small, local building and loan association to today's largest full-service financial institution headquartered along New Jersey's central coast, OceanFirst Bank has served the community continuously since 1902.

Our Centennial Anniversary represents more than a milestone honoring 100 years of continuous growth. It celebrates our first century of putting customers first.

A Century of Growth



A Strong Beginning

January 28,1902. The 20th century is still in its infancy. Theodore Roosevelt is serving his first term as president. The average annual wage is $418. And the Point Pleasant Building and Loan Association has just opened for business to help the local community. Savings accounts are non-existent at this time. Instead, members of the Association receive share certificates for dollar amounts comingled in a general treasury. Funds are offered on a bid basis to aid members in the purchase of a home. The first loan is for $400, at 3% interest.



Arnold Avenue in Point Pleasant Beach at the turn of the century. The Point Pleasant Building and Loan Association opens for business to help the local community.

Growing Step by Step

The Roaring '20s bring prosperity, greater mobility through mass-produced automobiles, and New Jersey's own Charles Lindbergh completing the first solo cross-Atlantic flight.

Over 45% of Americans own homes, and Ocean County residents see their communities rapidly expanding.

Throughout its first two decades, the Building and Loan Association helps many area families purchase their own homes.

The Association also moves twice to new "homes" of its own on Bay Avenue in Point Pleasant Beach.

Strength through Adversity

The stock market crash of 1929 sparks a depression affecting the entire nation. New Jersey Shore-area investors are no exception, but the Association is there to help by assisting members with loans to cover their losses.

Despite the troubled economy, the Building and Loan Association receives favorable reviews from the state's Department of Banking and Insurance. The Association offers a 2.5% dividend, receives the umbrella protection of the newly created federal deposit insurance system in 1936 and purchases its own office building in 1937.

1902. The Building and Loan Association begins its long history of helping local families reach their financial goals.


1902

Arnold Avenue near Bay Avenue in Point Pleasant Beach, during the Roaring '20s. The Building and Loan Association provides strong community support during a prosperous period of growth in the Jersey Shore area.


1920's
1940's

That same location, at 701 Arnold Avenue in Point Pleasant Beach, is still operating today within the community as one of OceanFirst's convenient branch locations.

Marching Forward

The 1940s find the world at war again, yet the Building and Loan Association continues to help provide stability at home. To aid in the war effort, the Association purchases War Bonds.

When shore-area GIs return home, the Association lowers its interest rates to help finance the postwar building boom.

In 1945, the Association becomes federally chartered and changes its name to Point Pleasant Federal Savings and Loan Association. Through the 1950s, strong growth continues as the Association adds new services and increases its savings dividends.

In 1960, after nearly six decades of serving Ocean County, the name is changed to Ocean Federal Savings and Loan to reflect its expanding commitment to the area.



The Building and Loan Association changes its name to Ocean Federal Savings and Loan and begins to add branches for even greater convenience.

Branching Out

In 1961, a branch office opens in Brick Township to provide the community with added convenience.

Savings rates offered to customers also continue to climb while Ocean Federal's assets reach $62 million by decade's end. During this period, Ocean County is officially labeled the fastest-growing county in the entire USA.

The turbulent '60s give way to the inflationary '70s, as the Arab Oil Embargo causes interest rates to soar.

By 1981, adjustable-rate mortgages reach 16 ½%. With Ocean Federal's help, the area continues to grow. By the mid-1980s, there are six Ocean Federal branch offices in Ocean County, with more on the way.

Arnold Avenue and Richmond Avenue in Point Pleasant Beach. From high-yield savings accounts to home loans, Ocean Federal makes the "fabulous '50s" even better.

Ocean Federal fuels the soaring local economy by offering customers many new products and services, and adding more branches throughout Ocean County.


1960's
1980's

The Age of Innovation

Throughout the '80s and '90s, financial deregulation brings increased opportunities to help customers, especially as the Jersey Shore is recognized as a top region in which to "work, live and raise a family."

Ocean Federal introduces many new products and services, such as ATMs, flexible home financing options — and even more branches, including this address: www.oceanfederal.com.

In addition to online banking and other innovations, Ocean Federal gives birth to Ocean Federal Foundation in 1996 in conjunction with the Bank's public stock offering. Created with a one-time contribution of $13.4 million approved by the bank's depositors, this private nonprofit charitable foundation is dedicated to enhancing the quality of life in its local communities. The Foundation donates over $1 million annually to improve housing, educational programs, and medical services, and to support youth development and the arts.

Welcome to the Future

A new millennium; a renewed commitment to putting our community and customers first. In September 1999, just before the new century, Ocean Federal becomes OceanFirst, strengthening our resolve to be the area's leading community bank and putting our customers and neighbors first. With 16 branches and still growing in Ocean, Monmouth and Middlesex Counties, OceanFirst is now a $1.8 billion bank providing an extensive selection of services.


OCEANFIRST

In 1999 Ocean Federal becomes OceanFirst Bank, renewing its commitment to putting customers first.

From checking and savings accounts, mortgages and investment services, to business financing, trust and asset management, government banking and more.

The team of OceanFirst employees dedicate themselves everyday to *taking care of more than money*. We are taking care of our customers' goals and the communities we serve.

Innovative services such as ATMs and telephone banking help customers save another precious asset: their time.

By 2002, OceanFirst has 16 branches in three counties, along with this convenient address — www.oceanfirst.com — all providing greater convenience, expanded hours and more personalized service.


1980's
2000
90's

Selected Consolidated Financial and Other Data of the Company

The selected consolidated financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

At December 31,	2001	2000	1999	1998	1997
(dollars in thousands)					
Selected Financial Condition Data:					
Total assets	$1,763,666	$1,640,217	$1,590,907	$1,561,744	$1,510,947
Investment securities available for sale	80,017	103,536	120,780	137,405	207,357
Federal Home Loan Bank of New York stock	23,560	20,000	16,800	16,800	14,980
Mortgage-backed securities available for sale	233,302	268,042	346,182	381,840	457,148
Loans receivable, net	1,300,889	1,136,879	1,042,975	941,011	783,695
Mortgage loans held for sale	37,828	35,588	–	25,140	–
Deposits	1,109,043	1,104,188	1,056,950	1,035,251	976,764
Federal Home Loan Bank advances	272,000	127,500	115,000	40,000	20,400
Securities sold under agreements to repurchase	212,332	236,494	239,867	272,108	288,200
Stockholders' equity	146,729	157,736	167,530	197,740	215,544

For the Year Ended December 31,	2001	2000	1999	1998	1997
(dollars in thousands; except per share amounts)					
Selected Operating Data:					
Interest income	$ 118,160	$ 116,105	$ 107,347	$ 105,557	$ 98,656
Interest expense	63,148	66,412	58,809	61,399	55,608
Net interest income	55,012	49,693	48,538	44,158	43,048
Provision for loan losses	1,250	985	900	900	900
Net interest income after provision for loan losses	53,762	48,708	47,638	43,258	42,148
Other income	12,925	6,145	5,226	2,411	2,509
Operating expenses	37,379	31,645	27,852	25,457	23,145
Income before provision for income taxes and extraordinary item	29,308	23,208	25,012	20,212	21,512
Provision for income taxes	10,064	6,826	8,665	7,240	7,687
Income before extraordinary item	19,244	16,382	16,347	12,972	13,825
Extraordinary item, net of tax - prepayment penalty on debt extinguishment	(1,085)	–	–	–	–
Net income	$ 18,159	$ 16,382	$ 16,347	$ 12,972	$ 13,825
Basic earnings per share	$ 1.96	$ 1.59	$ 1.36	$ .97	$ .90
Diluted earnings per share	$ 1.85	$ 1.54	$ 1.33	$ .95	$ .88

Selected Consolidated Financial and Other Data (continued)

Selected Consolidated Financial and Other Data of the Company

(continued)

At or For the Year Ended December 31,	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data(1):					
Performance Ratios:					
Return on average assets	1.06%	1.01%	1.04%	0.85%	0.97%
Return on average stockholders' equity	12.01	10.45	8.90	6.36	6.00
Stockholders' equity to total assets	8.32	9.62	10.53	12.66	14.27
Tangible equity to tangible assets	8.22	9.52	10.48	12.61	14.27
Average interest rate spread(2)	2.97	2.75	2.70	2.39	2.39
Net interest margin(3)	3.37	3.20	3.20	2.98	3.12
Average interest-earning assets to average interest-bearing liabilities	110.31	110.39	112.94	114.35	117.95
Operating expenses to average assets	2.19	1.96	1.78	1.66	1.63
Operating efficiency ratio(4)	55.02	56.67	51.80	54.67	50.80
Asset Quality Ratios:					
Non-performing loans as a percent of total loans receivable(5)(6)	0.46	0.25	0.28	0.56	0.70
Non-performing assets as a percent of total assets (6)	0.36	0.19	0.21	0.35	0.45
Allowance for loan losses as a percent of total loans receivable (5)	0.77	0.77	0.78	0.76	0.83
Allowance for loan losses as a percent of total non-performing loans (6)	167.49	312.62	275.48	137.54	119.03
Per Share Data					
Dividends per common share	$ .84	$ .72	$ .57	$ .46	$ .30
Book value per common share at end of period	14.88	14.23	13.27	13.52	13.72
Tangible book value per common share at end of period	14.71	14.07	13.20	13.45	13.72
Number of full-service customer facilities	16	14	13	11	10

(1) With the exception of end of year ratios, all ratios are based on average daily balances.

(2) The average interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3) The net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Operating efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.

(5) Total loans receivable includes loans receivable and loans held for sale, net of undisbursed loan funds, deferred loan fees and unamortized discounts/premiums.

(6) Non-performing assets consist of non-performing loans and real estate acquired through foreclosure ("REO"). Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company's policy to cease accruing interest on all such loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

OceanFirst Financial Corp. (the "Company") is the holding company for OceanFirst Bank (the "Bank"). On August 17, 1995, the Board of Directors of the Bank adopted a Plan of Conversion, as amended, to convert from a federally chartered mutual savings bank to a federally chartered capital stock savings bank with the concurrent formation of a holding company ("the Conversion").

The Conversion was completed on July 2, 1996 with the issuance by the Company of 16,776,156 shares of its common stock in a public offering to the Bank's eligible depositors and the Bank's employee stock ownership plan (the "ESOP"). Concurrent with the close of the Conversion, an additional 1,342,092 shares of common stock (8% of the offering) were issued and donated by the Company to OceanFirst Foundation (the "Foundation"), a private foundation dedicated to charitable purposes within Ocean County, New Jersey and its neighboring communities.

On August 18, 2000 the Bank acquired Columbia Equities, Ltd. ("Columbia"), a mortgage banking company based in Westchester County, New York in a transaction accounted for as a purchase. Columbia offers a full product line of residential mortgage loans in New York, New Jersey and Connecticut. Loans are originated through three retail branches, a web site and a network of independent mortgage brokers. The Company's consolidated results of operations include Columbia's results commencing on August 18, 2000.

The Company conducts business, primarily through its ownership of the Bank which operates its administrative/branch office located in Toms River and fifteen other branch offices. Thirteen of the sixteen branch offices are located in Ocean County, New Jersey, with two branches in Monmouth County and one in Middlesex County.

Strategy

The Company operates as a consumer-oriented bank, with a strong focus on its local community. The Bank is the oldest and largest community-based financial institution headquartered in Ocean County, New Jersey. The Company competes with generally larger and out-of-market financial service providers through this local focus and the delivery of superior service. Additionally, over the past few years, the Company has developed a more pro-active sales culture throughout the organization.

The Company's strategy has been to consistently grow profitability while limiting credit and interest rate risk exposure. To accomplish these objectives, the Company has sought to (1) grow loans receivable through the Bank's traditional mortgage portfolio emphasis supplemented by the offering of commercial lending services to local businesses; (2) grow core deposits through de novo branch expansion and product offerings appealing to a broadened customer base; (3) increase non-interest income by expanding the menu of fee-based products and services; and (4) actively manage the Company's capital position.

With industry consolidation eliminating most locally headquartered competitors, the Company saw an opportunity to fill a perceived void for locally delivered commercial loan and deposit services. As such, over the past few years the Company has assembled an experienced team of business banking professionals responsible for offering commercial loan and deposit services and merchant credit card services to businesses in Ocean County and surrounding communities. As a result of this initiative, commercial loans represented 12.2% of the Bank's total loan portfolio at December 31, 2001 as compared to only 3.6% at December 31, 1997. The diversification of the Company's loan products entails a higher degree of credit risk than is involved in one- to four-family residential mortgage lending activity. As a consequence of this strategy, management has developed a well-defined credit policy focusing on quality underwriting and close management and Board monitoring.

The Company seeks to increase core deposit market share in its primary market area by expanding the Bank's branch network. Over the past three years, the Company has opened five new branch offices, three in Ocean County and two in Southern Monmouth County, the Company's first branches in this county. The de novo branch openings include a second branch in Point Pleasant Boro and a branch in Manahawkin, both opened in 2001. Additionally, during 2001, the Holiday City South branch was relocated to a more prominent location. The Company has committed to the opening of a new branch in Jackson, also in Ocean County, during the second quarter of 2002. The Company is also evaluating additional office sites within its existing market area.

At December 31, 2001, the five new branches maintain an average core deposit mix of 80.1%. Core account development has also benefited from the Company's efforts to attract business deposits in conjunction with its commercial lending operations and from an expanded mix of retail core account products. As a result of these efforts the Company's core deposit ratio has grown to 50.7% at December 31, 2001 as compared to only 33.0% at December 31, 1997. Core deposits are generally considered a less expensive and more stable funding source than certificates of deposit.

Management continues to diversify the Company's retail product line in order to enhance non-interest income. During 1998, the Company began offering alternative investment products (annuities and mutual funds) for sale through its retail branch network. The products are non-proprietary, sold through a third party vendor, and provide the Company with fee income opportunities. In 1999, the menu of alternative investment products was expanded to include life insurance and the Company introduced trust and asset management services in early 2000. Finally, the Company has also expanded the non-interest income received from small business relationships including BankCard services.

Non-Interest Income

(in thousands)


$7,000
$3,500
27.5% Average Annual Increase
1997
1998
1999
2000
2001
Excluding Net Gain (Loss) On Sales Of Loans and Securities

With post conversion capital levels exceeding 20%, management recognized the need to address the Company's overcapitalized position in order to improve return on equity. The capital management plan implemented over the past few years includes the following components: (1) share repurchases; (2) cash dividends; and (3) wholesale leverage. During 2001 the Company completed its eighth common stock repurchase program and in August 2001 the Board of Directors authorized a ninth repurchase plan for 10% of the outstanding common shares, or 1,040,476 shares. Through December 31, 2001, the Company has repurchased a total of 8.4 million common shares, 46.6% of the shares originally issued in the conversion. The Company has historically targeted a cash dividend payout of 40% to 50% of net income. The dividend has increased by 140% since the initial dividend in 1997. The Company has used wholesale borrowings to fund purchases of investment and mortgage-backed securities and the retention of some 30-year fixed-rate mortgage loans, much of which had previously been sold. The adoption of this strategy generally increases the Company's interest rate risk exposure. As noted below, management seeks to carefully monitor and assess the Company's interest rate risk exposure while actively managing the balance sheet composition.

The capital management plan has successfully reduced the Company's core capital ratio from 19.4% at December 31, 1996 to 8.3% at December 31, 2001 while increasing the Company's return on equity from 6.0% for the year ended December 31, 1997 to 12.0% for the year ended December 31, 2001. Management believes that prudent loan underwriting standards, the continued high concentration of lower-risk 1- to 4- family mortgage loans, and other effective risk management practices will allow the Company to continue to reduce capital levels in the foreseeable future.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on the Company's interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Company also generates non-interest income such as income from loan sales, loan servicing, loan originations, merchant credit card services, deposit accounts, the sale of alternative investments, trust and asset management services and other fees. The Company's operating expenses primarily consist of compensation and employee benefits, occupancy and equipment, marketing, and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Management of Interest Rate Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages interest rate risk exposure.

The principal objectives of the Company's interest rate risk management function are to evaluate the interest rate risk included in certain balance sheet accounts; determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives; and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company monitors its interest rate risk as such risk relates to its operating strategies. The Company's Board of Directors has established an Asset/Liability Committee ("ALCO Committee") consisting of members of the Company's management, responsible for reviewing the Company's asset/liability policies and interest rate risk position. The ALCO Committee meets monthly and reports trends and the Company's interest rate risk position to the Board of Directors on a quarterly basis. The extent of the movement of interest rates, higher or lower, is an uncertainty that could have a negative impact on the earnings of the Company.

The Company utilizes the following strategies to manage interest rate risk: (1) emphasizing the origination for portfolio of fixed-rate mortgage loans having terms to maturity of not more than fifteen years, adjustable-rate loans, floating-rate and balloon maturity commercial loans, and consumer loans consisting primarily of home equity loans and lines of credit; (2) holding primarily short-term and/or adjustable- or floating- rate mortgage-backed and investment securities; (3) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing core and longer-term deposits; and (4) extending the maturities on wholesale borrowings for up to ten years. The Company may also sell 30-year fixed-rate mortgage loans into the secondary market. In determining whether to retain 30-year fixed-rate mortgages, management considers the Company's overall interest rate risk position, the volume of such loans, the loan yield and the types and amount of funding sources. The Company periodically retains 30-year fixed-rate mortgage loan production in order to improve yields and increase balance sheet leverage. During periods when fixed-rate mortgage loan production is retained, the Company attempts to extend the maturity on part of its wholesale borrowings for up to ten years. With the substantial decline in interest rates during 2001, the Company resumed its practice of selling most 30-year fixed-rate mortgage loans into the secondary market. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to manage interest rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position generally would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher yielding assets. This may result in the yield on the institution's assets increasing at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap might experience a repricing of its assets at a slower rate than its interest-bearing liabilities, which, consequently, may result in its net interest income growing at a faster rate than an institution with a positive gap position.

At December 31, 2001 the Company's one year gap was negative 6.70%. In performing this calculation, except as stated below, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. Loans receivable reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Loans on residential properties were projected to repay at rates between 14% and 25% annually. Mortgage-backed securities were projected to prepay at rates between 10% and 27% annually. Passbook accounts, negotiable order of withdrawal ("NOW") and money market accounts were assumed to decay, or run-off, at 2.78% per month. Prepayment and decay rates can have a significant impact on the Company's estimated gap. There can be no assurance that projected prepayment rates for loans and mortgage-backed securities will be achieved or that projected decay rates will be realized.

Certain shortcomings are inherent in gap analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and decay rates would likely deviate significantly from those assumed in the calculation. Finally, the ability of many borrowers to service their adjustable-rate loans may be impaired in the event of an interest rate increase.

Another method of analyzing an institution's exposure to interest rate risk is by measuring the change in the institution's net portfolio value ("NPV") and net interest income under various interest rate scenarios. NPV is the difference between the net present value of assets, liabilities and off-balance sheet contracts. The NPV ratio, in any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Company's interest rate sensitivity is monitored by management through the use of an interest rate risk ("IRR") model which measures IRR by modeling the change in NPV and net interest income over a range of interest rate scenarios. The Office of Thrift Supervision ("OTS") also produces an NPV only analysis using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Reports. The results produced by the OTS may vary from the results provided by the Company's model, primarily due to differences in the assumptions utilized including estimated loan prepayment rates, reinvestment rates and deposit decay rates. The following table sets forth the Company's NPV and net interest income as of December 31, 2001 and 2000, as calculated by the Company. For purposes of this table, prepayment speeds and deposit decay rates similar to those used in calculating the Company's gap were used.

December 31, 2001

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			Net Interest Income	
	Amount	% Change	NPV Ratio	Amount	% Change
200	$118,006	(22.1)%	7.0%	$58,369	(5.3)%
100	141,155	(6.8)	8.2	60,366	(2.1)
Static	151,507	—	8.6	61,649	—
(100)	154,728	2.1	8.6	62,177	.9
(200)	153,274	1.2	8.4	60,781	(1.4)

December 31, 2000

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			Net Interest Income	
	Amount	% Change	NPV Ratio	Amount	% Change
200	$153,064	(22.3)%	9.9%	$44,556	(8.8)%
100	179,453	(8.9)	11.3	46,728	(4.3)
Static	197,049	—	12.1	48,837	—
(100)	201,071	2.0	12.1	49,569	(1.5)
(200)	196,426	(.3)	11.6	49,483	(1.3)

At December 31, 2001, the Company's NPV in a static rate environment is less than the NPV at December 31, 2000 reflecting the Company's declining capital levels resulting from common stock repurchase programs and the lower interest rate environment which reduces the value of the Company's core deposits. In a shocked interest rate environment, the Company projects a smaller percent change in NPV and net interest income at December 31, 2001 than was the case at December 31, 2000.

As is the case with the gap calculation, certain shortcomings are inherent in the methodology used in the NPV and net interest income IRR measurements. The model requires the making of certain assumptions which may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the model assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the model assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Third, the model does not take into account the Company's business or strategic plans. Accordingly, although the above measurements do provide an indication of the Company's IRR exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and can be expected to differ from actual results.

Asset Quality

The following table sets forth information regarding non-performing assets consisting of non-accrual loans and Real Estate Owned (REO) and activity in the allowance for loan losses. The Bank had no troubled-debt restructured loans and 2 REO properties at December 31, 2001. It is the policy of the Bank to cease accruing interest on loans 90 days or more past due or in the process of foreclosure. For the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively, the amount of interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $379,000, $132,000, $52,000, $270,000 and $278,000.

At or for the year ended December 31,	2001	2000	1999	1998	1997
(dollars in thousands)					
Non-accrual loans:					
Real estate:					
One to four-family	$ 3,661	$2,594	$2,401	$4,605	$5,062
Commercial real estate, multi-family and land	—	—	362	574	382
Construction	—	—	—	—	—
Consumer	151	147	222	245	110
Commercial loans	2,368	182	—	—	—
Total	6,180	2,923	2,985	5,424	5,554
REO, net	133	157	292	43	1,198
Total non-performing assets	$ 6,313	$3,080	$3,277	$5,467	$6,752
Allowance for loan losses:					
Balance at beginning of year	$ 9,138	$8,223	$7,460	$6,612	$6,021
Less: Net charge-offs	37	70	137	52	309
Add: Provision for loan losses	1,250	985	900	900	900
Balance at end of year	$10,351	$9,138	$8,223	$7,460	$6,612
Ratio of net charge-offs during the year to average net loans outstanding during the year	.00%	.01%	.01%	.01%	.05%
Allowance for loan losses as percent of total loans receivable	.77	.77	.78	.76	.83
Allowance for loan losses as a percent of total non-performing loans	167.49	312.62	275.48	137.54	119.03
Non-performing loans as a percent of total loans receivable	.46	.25	.28	.56	.70
Non-performing assets as a percent of total assets	.36	.19	.21	.35	.45

The Company has developed an internal asset classification system which classifies assets depending on risk of loss characteristics. The asset classifications comply with certain regulatory guidelines. At December 31, 2001, the Bank had $4.1 million of assets, including all REO, classified as "Substandard," $2.4 million of assets classified as "Doubtful" and no assets classified as "Loss." Additionally, "Special Mention" assets totaled $4.8 million at December 31, 2001. These loans are classified as Special Mention due to past delinquencies or other identifiable weaknesses. The increase in non-performing loans as a whole and assets classified as Doubtful is primarily due to one non-performing commercial loan with an outstanding balance of $2.4 million which became non-accrual in the first quarter of 2001. The Bank holds a participation interest in a $125 million shared national credit on a company headquartered in New Jersey which is secured by various corporate assets. The Bank does not participate in any other shared national credits.

The provision for loan losses increased by $265,000 for the year ended December 31, 2001, as compared to the prior year to reflect the higher level of non-performing assets and the significant loan growth, especially in higher risk commercial loans. Net charge-offs, however, of $37,000 for 2001 remain modest. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in its loan portfolio and the general economy. The allowance for loan losses is maintained at a level management considers sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio based upon management's continuing analysis of the factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and the determination of the existence and realizable value of the collateral and guarantees securing the loan. Additions to the allowance are charged to earnings. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for loan losses based upon information available to them at the time of their examination. Although management uses the best information available, the level of allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

An overwhelming percentage of the Company's loan portfolio, whether one to four- family, consumer or commercial, is secured by real estate. Additionally, most of the Company's borrowers are located in Ocean County, New Jersey and the surrounding area. These concentrations may adversely affect the Company's loan loss experience should real estate values decline or should the Ocean County area experience an adverse economic shock.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

The following table sets forth certain information relating to the Company at December 31, 2001 and for each of the years ended December 31, 2001, 2000, and 1999. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

	At December 31,		Years Ended December 31,								
	2001		2001			2000			1999		
(dollars in thousands)	Balance	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:											
Interest-earning assets:											
Interest-earning deposits and short-term investments	$ 5,614	1.00%	$ 1,735	$ 51	2.94%	$ 404	$ 22	5.45%	$ 2,860	$ 103	3.60%
Investment securities	80,017	3.36	89,483	5,084	5.68	120,000	8,797	7.33	122,848	7,840	6.38
FHLB stock	23,560	5.20	21,336	1,283	6.01	18,118	1,203	6.64	16,800	1,142	6.80
Mortgage-backed securities	233,302	6.25	268,221	17,024	6.35	309,929	20,948	6.76	375,239	23,622	6.30
Loans receivable, net (1)	1,338,717	7.27	1,250,049	94,718	7.58	1,105,851	85,135	7.70	997,772	74,640	7.48
Total interest-earning assets	1,681,210	6.89	1,630,824	118,160	7.24	1,554,302	116,105	7.47	1,515,519	107,347	7.08
Non-interest-earning assets	82,456		75,303			63,219			50,231		
Total assets	$1,763,666		$1,706,127			$1,617,521			$1,565,750		
Liabilities and Equity:											
Interest-bearing liabilities:											
Money market deposit accounts	$ 78,903	1.86	$ 73,966	$ 1,744	2.36%	$ 76,570	$ 1,998	2.61%	$ 77,478	$ 2,090	2.70%
Savings accounts	196,879	1.54	178,335	3,342	1.87	170,604	3,445	2.02	173,798	3,518	2.02
NOW accounts	212,328	1.60	198,186	4,476	2.26	130,423	2,534	1.94	111,356	1,711	1.54
Time deposits	547,134	4.39	604,834	31,927	5.28	667,911	36,689	5.49	657,536	33,601	5.11
Total	1,035,244	3.08	1,055,321	41,489	3.93	1,045,508	44,666	4.27	1,020,168	40,920	4.01
FHLB advances	272,000	3.97	188,411	8,918	4.73	105,456	6,654	6.31	67,857	3,853	5.68
Securities sold under agreements to repurchase	212,332	4.88	234,608	12,741	5.43	257,086	15,092	5.87	253,811	14,036	5.53
Total interest-bearing liabilities	1,519,576	3.49	1,478,340	63,148	4.27	1,408,050	66,412	4.72	1,341,836	58,809	4.38
Non-interest-bearing liabilities	97,361		76,644			52,734			40,209		
Total liabilities	1,616,937		1,554,984			1,460,784			1,382,045		
Stockholders' equity	146,729		151,143			156,737			183,705		
Total liabilities and equity	$1,763,666		$1,706,127			$1,617,521			$1,565,750		
Net interest income				$55,012			$ 49,693			$ 48,538	
Net interest rate spread (2)		3.40%			2.97%			2.75%			2.70%
Net interest margin (3)		3.74%			3.37%			3.20%			3.20%
Ratio of interest-earning assets to interest-bearing liabilities	110.64%		110.31%			110.39%			112.94%		

(1) Amount is net of deferred loan fees, undisbursed loan funds, discounts and premiums and estimated loan loss allowances and includes loans held for sale and non-performing loans.

(2) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average interest-earning assets.

Rate Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000			Year Ended December 31, 2000 Compared to Year Ended December 31, 1999		
	Increase(Decrease) Due to			Increase(Decrease) Due to		
(in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Interest-earning deposits and short-term investments	$ 43	$ (14)	$ 29	$ (117)	$ 36	$ (81)
Investment securities	(1,970)	(1,743)	(3,713)	(186)	1,143	957
FHLB stock	201	(121)	80	88	(27)	61
Mortgage-backed securities	(2,705)	(1,219)	(3,924)	(4,316)	1,642	(2,674)
Loans receivable, net	10,931	(1,348)	9,583	8,254	2,241	10,495
Total interest-earning assets	6,500	(4,445)	2,055	3,723	5,035	8,758
Interest-bearing liabilities:						
Money market deposit accounts	(67)	(187)	(254)	(24)	(68)	(92)
Savings accounts	155	(258)	(103)	(73)	—	(73)
NOW accounts	1,474	468	1,942	327	496	823
Time deposits	(3,389)	(1,373)	(4,762)	541	2,547	3,088
Total	(1,827)	(1,350)	(3,177)	771	2,975	3,746
FHLB advances	4,245	(1,981)	2,264	2,334	467	2,801
Securities sold under agreements to repurchase	(1,266)	(1,085)	(2,351)	183	873	1,056
Total interest-bearing liabilities	1,152	(4,416)	(3,264)	3,288	4,315	7,603
Net change in net interest income	$ 5,348	$ (29)	$ 5,319	$ 435	$ 720	$ 1,155

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

Total assets at December 31, 2001 were $1.764 billion, an increase of $123.4 million, compared to $1.640 billion at December 31, 2000.

Investment securities available for sale decreased by $23.5 million, to a balance of $80.0 million at December 31, 2001, compared to a balance of $103.5 million at December 31, 2000, and mortgage-backed securities available for sale decreased by $34.7 million, to $233.3 million at December 31, 2001, from $268.0 million at December 31, 2000. The investment and mortgage-backed securities available for sale portfolios decreased in order to partly fund growth in the Bank's loans receivable.

Loans receivable, net, increased by $164.0 million, or 14.4%, to a balance of $1.301 billion at December 31, 2001, compared to a balance of $1.137 billion at December 31, 2000. The increase was largely attributable to growth in mortgage loans as the Bank acquired certain mortgage loans, primarily high quality adjustable-rate and short-term fixed-rate loans, from Columbia. Previously, Columbia would have sold these loans into the secondary market. Additionally, commercial lending (including commercial real estate) grew by $44.7 million, or 37.4%.

Deposit balances increased $4.9 million to $1.109 billion at December 31, 2001 from $1.104 billion at December 31, 2000, partly due to the results of new branches opened in 2001. Core deposit categories, a key emphasis for the Company, increased by $104.1 million or 22.8%, as time deposits declined.

Total borrowings, represented by Federal Home Loan Bank advances and securities sold under agreements to repurchase increased by $120.3 million to $484.3 million at December 31, 2001 from $364.0 million at December 31, 2000. The additional borrowings were used to fund the Bank's loan growth and common stock repurchase programs.

Stockholders' equity at December 31, 2001 decreased to $146.7 million, compared to $157.7 million at December 31, 2000 due to the execution of the Company's eighth and ninth stock repurchase programs. For the year ended December 31, 2001, the Company repurchased 1,303,143 shares of common stock at a total cost of $31.9 million. Under the 10% repurchase program authorized by the Board of Directors in July 2001, 522,776 shares remain to be purchased as of December 31, 2001.

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

General

Net income increased $1.8 million or 10.8%, to $18.1 million for the year ended December 31, 2001 as compared to net income of $16.3 million for the year ended December 31, 2000. Diluted earnings per share increased 20.1%, to $1.85 for the year ended December 31, 2001 as compared to $1.54 for the year ended December 31, 2000. The higher percentage increase in earnings per share is the result of the Company's common stock repurchase program which reduced the number of shares outstanding for purposes of calculating earnings per share. Net income for the year ended December 31, 2001 was reduced by an extraordinary item of $1.1 million net of tax, resulting from the extinguishment of certain financial liabilities. The Bank prepaid $23.0 million of outstanding borrowings with a weighted average cost of 6.23% incurring a prepayment penalty on the early debt extinguishment. The funds were reborrowed at comparable maturities, but at a lower cost benefiting future periods. For 2002 alone, the restructuring will decrease interest expense by $409,000.

Interest Income

Interest income for the year ended December 31, 2001 was $118.2 million, compared to $116.1 million for the year ended December 31, 2000, an increase of $2.1 million. The increase in interest income was due to an increase in average interest-earning assets of $76.5 million, partly offset by a decrease in the yield on interest-earning assets. The yield on average interest-earning assets decreased to 7.24% on average for year ended December 31, 2001, from 7.47% on average in the prior year. Despite this decline, which was reflective of the lower interest rate environment, the asset yield still benefited from a change in the mix of average interest-earning assets towards a higher concentration of loans receivable with a corresponding reduction of lower-yielding investment and mortgage-backed securities. For the year ended December 31, 2001 loans receivable represented 76.7% of average interest-earning assets as compared to 71.1% for the same prior year period.

Interest Expense

Interest expense for the year ended December 31, 2001 was $63.1 million, compared to $66.4 million for the year ended December 31, 2000, a decrease of $3.3 million, or 4.9%. The decrease in interest expense was primarily the result of a decrease in the average cost of interest-bearing liabilities, which decreased to 4.27% for the year ended December 31, 2001, as compared to 4.72% for the prior year, partly offset by an increase in average interest-bearing liabilities which rose by $70.3 million for the year ended December 31, 2001 as compared to the prior year. The Company's focus on lower cost core deposit growth contributed to the decrease in interest expense, as core deposits represented 46.0% of average deposits (including non-interest-earning deposits) for the year ended December 31, 2001, as compared to 38.6% for the same prior year period.

Provision for Loan Losses

For the year ended December 31, 2001, the Company's provision for loan losses was $1.3 million, an increase of $265,000, or 26.9% from the same prior year period to reflect the growth in loans receivable and a change in overall loan mix to a greater concentration of commercial loans.

Other Income

Other income was $12.9 million for the year ended December 31, 2001, as compared to $6.1 million for the same prior year period. The net gain (loss) on the sale of loans and securities was a $6.0 million gain for the year ended December 31, 2001 as compared to a $41,000 loss for the prior year. The loss for the year ended December 31, 2000 was due to a loss of $1,636,000 on the sale of $31.9 million in mortgage-backed securities available for sale. For the year ended December 31, 2001, the Company sold $421.9 million in mortgage loans at a gain of $6.0 million as compared to the sale of $117.5 million in mortgage loans at a gain of $1.6 million in the prior year. The increased gains from loan sales are primarily due to the mortgage banking activities of Columbia. The Bank also periodically sells 30-year fixed-rate mortgage loans to assist in the management of interest rate risk. Both the Bank and Columbia benefited from the lower interest rate environment in effect during 2001, the resulting heavy refinance activity and the related gains from the sale of these loans.

Fees and service charges remained stable at $4.7 million for both the year ended December 31, 2001 and 2000. Loan servicing income decreased by $1.4 million for the year ended December 31, 2001 as compared to the prior year due to actual and anticipated prepayments of the loans underlying the servicing portfolio. The Company evaluates mortgage servicing rights for impairment on a quarterly basis. The valuation of mortgage servicing rights is determined through a discounted analysis of future cash flows, incorporating numerous assumptions which are subject to significant change in the near term. Generally, a decline in market interest rates will cause expected prepayment speeds to increase resulting in a lower valuation for mortgage servicing rights and ultimately lower future servicing fee income.

Excluding loan servicing income, fees and service charges increased by $1.4 million, or 32.8%, for the year ended December 31, 2001 as compared to the prior year due to fees associated with the growth in commercial account services and retail core account balances as well as the addition of fee income from trust and asset management services introduced late in the first quarter of 2000. Other income increased by $675,000 for the year ended December 31, 2001 as compared to the prior year primarily due to an increase in the Bank's investment in Bank Owned Life Insurance (BOLI).

Operating Expenses

Operating expenses were $37.4 million for the year ended December 31, 2001, an increase of $5.7 million compared to the same prior year period. The increase was primarily due to operating expenses associated with Columbia and the costs associated with the opening and operation of the Bank's fourteenth, fifteenth and sixteenth branch offices in May 2000, February 2001 and September 2001, respectively. Occupancy costs for the year ended December 31, 2001, also include $373,000 of lease termination costs incurred in connection with the relocation of Columbia's corporate headquarters to more efficient office space. Columbia leased a new facility which will reduce occupancy cost by approximately $120,000 in 2002.

Provision for Income Taxes

Income tax expense attributable to income before extraordinary item was $10.1 million for the year ended December 31, 2001, compared to $6.8 million for the year ended December 31, 2000. Income tax expense for 2000 included the recognition of a $1.1 million tax benefit relating to the charitable donation expense associated with the 1996 formation of the OceanFirst Foundation. Charitable donations are tax deductible subject to a limitation of 10% of annual taxable income, however, the Company was able to carry forward the unused portion of the deduction for five years following the year in which the contribution was made. Based on the Company's original estimate of taxable income for 1996 and the carry forward period, $4.3 million of charitable donation expense was considered not tax deductible because the Company believed it was unlikely to realize sufficient earnings over the six year period to take the full deduction. After considering the Company's strong earnings performance and expectations for taxable income through December 31, 2001, the Company, in the third quarter of 2000, estimated that an additional $3.0 million of charitable donation expense could be recognized for tax purposes, providing for a tax benefit of $1.1 million. The Company had a remaining charitable expense carry forward of $1,229,000 ($430,000 on an after-tax basis) which expired on December 31, 2001.

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999

General

Net income increased $35,000 or. 2%, to $16.4 million for the year ended December 31, 2000 as compared to net income of $16.3 million for the year ended December 31, 1999. Diluted earnings per share increased 15.8%, to $1.54 for the year ended December 31, 2000 as compared to $1.33 for the year ended December 31, 1999.

Interest Income

Interest income for the year ended December 31, 2000 was $116.1 million, compared to $107.3 million for the year ended December 31, 1999, an increase of $8.8 million. The increase in interest income was due to an increase in the yield on interest-earning assets and an increase in average interest-earning assets. The yield on average interest-earning assets increased to 7.47% on average for the year ended December 31, 2000, from 7.08% on average in the same prior year period partly due to a higher rate environment and partly due to a change in the mix of average interest-earning assets towards a higher concentration of loans receivable with a corresponding reduction of lower yielding investment and mortgage-backed securities. For the year ended December 31, 2000 loans receivable represented 71.1% of average interest-earning assets as compared to 65.8% for the same prior year period.

Interest Expense

Interest expense for the year ended December 31, 2000 was $66.4 million, compared to $58.8 million for the year ended December 31, 1999, an increase of $7.6 million, or 12.9%. The increase in interest expense was primarily the result of an increase in the average cost of interest-bearing liabilities which increased to 4.72% for the year ended December 31, 2000, as compared to 4.38% for the same prior year period and an increase in average interest-bearing liabilities which rose by $66.2 million for the year ended December 31, 2000, as compared to the same prior year period. The Company's focus on lower cost core deposit growth moderated the increase in interest expense, as core deposits represented 38.6% of average deposits (including non-interest-earning deposits) for the year ended December 31, 2000, as compared to 37.2% for the same prior year period.

Provision for Loan Losses

For the year ended December 31, 2000, the Company's provision for loan losses was $985,000, an increase of $85,000, or 9.4% from the same prior year period to reflect the growth in loans receivable and a change in overall loan mix to a greater concentration of commercial loans. The Company's non-performing assets declined slightly to $2.9 million at December 31, 2000, as compared to $3.0 million at December 31, 1999.

Other Income

Other income was $6.1 million for the year ended December 31, 2000 as compared to $5.2 million for the same prior year period. The net (loss) gain on the sale of loans and securities was a $41,000 loss for the year ended December 31, 2000 as compared to a $557,000 gain for the same prior year period. The loss for the year ended December 31, 2000 was due to a loss of $1,636,000 on the sale of $31.9 million in mortgage-backed securities available for sale. For the same prior year period the Company recognized a loss of $49,000 on the sale of investment securities available for sale. For the year ended December 31, 2000, the Company sold $117.5 million in mortgage loans at a gain of $1,595,000, as compared to the sale of $48.1 million in mortgage loans at a gain of $606,000 in the same prior year period. The increased gains from loan sales are primarily due to the mortgage banking activities for Columbia.

Fees and service charges increased by $1.1 million or 30.8% for the year ended December 31, 2000 as compared to the same prior year period due to fees associated with the growth in commercial account services and retail core account balances as well as the addition of fee income from trust and asset management services introduced late in the first quarter of 2000.

Operating Expenses

Operating expenses were $31.6 million for the year ended December 31, 2000, an increase of $3.8 million compared to the same prior year period. The increase was partly due to operating and related expenses associated with Columbia, the costs associated with the opening of the Bank's twelfth and thirteenth branch offices in September and October 1999; the Bank's fourteenth branch office in May 2000 and the introduction of the Company's Trust and Asset Management business line. Federal deposit insurance decreased by $380,000 for the year ended December 31, 2000 as compared to the same prior year period due to a decline in the assessment rate.

Provision for Income Taxes

Income tax expense was $6.8 million for the year ended December 31, 2000, compared to $8.7 million for the year ended December 31, 1999. Income tax expense decreased as the Company recognized a tax benefit of $1.1 million in 2000 relating to the recognition, for tax purposes,of previously unrecognized charitable donation expense associated with the 1996 formation of OceanFirst Foundation.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, proceeds from the sales of loans, FHLB advances and other borrowings and, to a lesser extent, investment maturities. While scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company has other sources of liquidity if a need for additional funds arises, including an overnight line of credit and advances from the FHLB.

At December 31, 2001, the Company had $80.0 million in outstanding overnight borrowings from the FHLB, an increase from $52.5 million at December 31, 2000. The Company utilizes the overnight line from time to time to fund short-term liquidity needs. The Company also had other borrowings of $404.3 million at December 31, 2001, an increase from $311.5 million at December 31, 2000. These borrowings were used to fund loan growth and a wholesale leverage strategy designed to improve returns on invested capital.

The Company's cash needs for the year ended December 31, 2001 were primarily satisfied by proceeds from the sale of mortgage loans held for sale, maturities of investment securities available for sale, principal payments on loans and mortgage-backed securities and increased total borrowings. The cash was principally utilized for loan originations, the purchase of mortgage-backed securities and the purchase of treasury stock. For the year ended December 31, 2000, the cash needs of the Company were primarily satisfied by maturities of investment securities available for sale, principal payments on loans and mortgage-backed securities, proceeds from the sale of mortgage-backed securities and increased deposits. The cash provided was principally utilized for loan originations, the purchase of investment and mortgage-backed securities and the purchase of treasury stock.

At December 31, 2001, the Bank exceeded all of its regulatory capital requirements with tangible capital of $126.0 million, or 7.16%, of total adjusted assets, which is above the required level of $26.4 million or 1.5%; core capital of $126.0 million or 7.16% of total adjusted assets, which is above the required level of $52.8 million, or 3.0%; and risk-based capital of $136.2 million, or 12.99% of risk-weighted assets, which is above the required level of $83.9 million or 8.0%. The Bank is considered a "well capitalized" institution under the Office of Thrift Supervision's prompt corrective action regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Pronouncements

In June 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to FASB Statement No. 133." SFAS No. 138 amends certain aspects of SFAS No. 133 to simplify the accounting for derivatives and hedges under SFAS No. 133. SFAS No. 138 was effective upon the Company's adoption of SFAS No. 133 (January 1, 2001). The initial adoption of SFAS No. 133 and SFAS No. 138 did not have a material impact on the Company's financial statements.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125)." SFAS No. 140 supersedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans, and securities; factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations; and extinguishment of liabilities. The provisions of SFAS No. 140 were effective for transactions entered into after March 31, 2001. The initial adoption of SFAS No. 140 did not have a material impact on the Company's financial statements.

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies the criteria acquired intangible assets must meet to be recognized and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed periodically for impairment.

SFAS 142 requires that goodwill and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS 142.

The Company is required to adopt the provisions of SFAS 141 immediately. The initial adoption of SFAS 141 had no impact on the Company's consolidated financial statements. The Company is required to adopt SFAS 142 effective January 1, 2002. As of December 31, 2001, the Company has $1.0 million in unamortized goodwill with annual amortization of $253,000 which will cease upon the adoption of SFAS 142. The Company is currently evaluating the transitional goodwill impairment criteria of SFAS 142 and is not able to estimate the impact, if any, that SFAS 142 may have on recorded goodwill. The impairment adjustment, if any, will have to be identified by June 30, 2002 and measured and recorded by the Company no later than December 31, 2002. The impairment adjustment, if any, will be recognized as a cumulative effect of a change in accounting principle and will be recorded in the first interim reporting period of 2002. The adoption of SFAS 142 did not significantly impact the Company's accounting for currently recorded intangible assets, primarily core deposit intangibles.

On October 3, 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

Private Securities Litigation Reform Act Safe Harbor Statement

In addition to historical information, this annual report may include certain forward looking statements based on current management expectations. The Company's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and state tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Bank's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Further description of the risks and uncertainties to the business are included in Item 1, BUSINESS of the Company's 2001 Form 10-K.

Consolidated Statements of Financial Condition

December 31, 2001 and 2000
(dollars in thousands, except per share amounts)

	2001	2000
Assets		
Cash and due from banks	$ 16,876	$ 7,235
Investment securities available for sale (notes 4 and 10)	80,017	103,536
Federal Home Loan Bank of New York stock, at cost (note 10)	23,560	20,000
Mortgage-backed securities available for sale (notes 5 and 10)	233,302	268,042
Loans receivable, net (notes 6 and 10)	1,300,889	1,136,879
Mortgage loans held for sale	37,828	35,588
Interest and dividends receivable (note 7)	7,632	9,318
Real estate owned, net	133	157
Premises and equipment, net (note 8)	16,730	14,676
Servicing asset (note 6)	7,628	6,363
Other assets (note 11)	39,071	38,423
Total assets	$1,763,666	$1,640,217
Liabilities and Stockholders' Equity		
Deposits (note 9)	$1,109,043	$1,104,188
Federal Home Loan Bank advances (note 10)	272,000	127,500
Securities sold under agreements to repurchase (note 10)	212,332	236,494
Advances by borrowers for taxes and insurance	6,371	6,388
Other liabilities (note 11)	17,191	7,911
Total liabilities	1,616,937	1,482,481
Stockholders' equity (notes 3, 11, 12 and 13):		
Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued	–	–
Common stock, $.01 par value, 55,000,000 shares authorized, 18,118,248 shares issued and 9,860,889 and 11,084,123 shares outstanding at December 31, 2001and 2000, respectively	181	181
Additional paid-in capital	181,780	179,805
Retained earnings	131,746	121,737
Accumulated other comprehensive loss	(824)	(4,927)
Less: Unallocated common stock held by Employee Stock Ownership Plan	(12,663)	(14,156)
Unearned Incentive Awards	(161)	(2,096)
Treasury stock, 8,257,359 and 7,034,125 shares at December 31, 2001 and 2000, respectively	(153,330)	(122,808)
Total stockholders' equity	146,729	157,736
Commitments and contingencies (note 14)		
Total liabilities and stockholders' equity	$1,763,666	$1,640,217

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share amounts)

Years Ended December 31, 2001, 2000 and 1999	2001	2000	1999
Interest income:			
Loans	$ 94,718	$ 85,135	$ 74,640
Mortgage-backed securities	17,024	20,948	23,622
Investment securities and other	6,418	10,022	9,085
Total interest income	118,160	116,105	107,347
Interest expense:			
Deposits (note 9)	41,489	44,666	40,920
Borrowed funds	21,659	21,746	17,889
Total interest expense	63,148	66,412	58,809
Net interest income	55,012	49,693	48,538
Provision for loan losses (note 6)	1,250	985	900
Net interest income after provision for loan losses	53,762	48,708	47,638
Other income:			
Fees and service charges	4,677	4,667	3,569
Net gain (loss) on sales of loans and securities available for sale (notes 4 and 5)	5,954	(41)	557
Net income from other real estate operations	271	171	148
Other	2,023	1,348	952
Total other income	12,925	6,145	5,226
Operating expenses:			
Compensation and employee benefits (notes 12 and 13)	19,987	17,870	15,378
Occupancy (note 14)	3,385	2,261	2,133
Equipment	2,168	1,661	1,375
Marketing	1,711	1,685	1,733
Federal deposit insurance	489	479	859
Data processing	2,128	1,702	1,333
General and administrative	7,511	5,987	5,041
Total operating expenses	37,379	31,645	27,852
Income before provision for income taxes and extraordinary item	29,308	23,208	25,012
Provision for income taxes (note 11)	10,064	6,826	8,665
Income before extraordinary item	19,244	16,382	16,347
Extraordinary item, net of tax - prepayment penalty on debt extinguishment (notes 10 and 11)	(1,085)	–	–
Net Income	$ 18,159	$ 16,382	$ 16,347
Basic earnings per share			
Income before extraordinary item	$ 2.07	$ 1.59	$ 1.36
Extraordinary item, net of tax	(.11)	–	–
Net income	$ 1.96	$ 1.59	$ 1.36
Diluted earnings per share			
Income before extraordinary item	$ 1.96	$ 1.54	$ 1.33
Extraordinary item, net of tax	(.11)	–	–
Net income	$ 1.85	$ 1.54	$ 1.33
Average basic shares outstanding (note 1)	9,288	10,293	11,990
Average diluted shares outstanding (note 1)	9,837	10,666	12,299

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands, except per share amounts)

Years Ended December 31, 2001, 2000 and 1999	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)Income	Employee Stock Ownership Plan	Unearned Incentive Awards	Treasury Stock	Total
Balance at December 31, 1998	$181	$178,309	$103,982	$ (1,226)	$(17,376)	$(5,963)	$ (60,167)	$197,740
Comprehensive income:								
Net income	–	–	16,347	–	–	–	–	16,347
Other comprehensive loss:								
Unrealized loss on securities (net of tax benefit $4,917)	–	–	–	(8,373)	–	–	–	(8,373)
Reclassification adjustment for losses included in net income (net of tax benefit $18)	–	–	–	31	–	–	–	31
Total comprehensive income	–	–	–	–	–	–	–	8,005
Earned Incentive Awards	–	–	–	–	–	1,933	–	1,933
Purchase 2,010,061 shares of common stock	–	–	–	–	–	–	(35,198)	(35,198)
Allocation of ESOP stock	–	–	–	–	1,649	–	–	1,649
ESOP adjustment	–	541	–	–	–	–	–	541
Cash dividend - $.57 per share	–	–	(7,157)	–	–	–	–	(7,157)
Exercise of stock options	–	–	(3)	–	–	–	20	17
Balance at December 31, 1999	181	178,850	113,169	(9,568)	(15,727)	(4,030)	(95,345)	167,530
Comprehensive income:								
Net income	–	–	16,382	–	–	–	–	16,382
Other comprehensive gain:								
Unrealized gain on securities (net of tax expense $2,153)	–	–	–	3,578	–	–	–	3,578
Reclassification adjustment for losses included in net income (net of tax benefit $573)	–	–	–	1,063	–	–	–	1,063
Total comprehensive income	–	–	–	–	–	–	–	21,023
Earned Incentive Awards	–	–	–	–	–	1,934	–	1,934
Tax benefit of stock plans	–	258	–	–	–	–	–	258
Purchase 1,614,892 shares of common stock	–	–	–	–	–	–	(28,800)	(28,800)
Allocation of ESOP stock	–	–	–	–	1,571	–	–	1,571
ESOP adjustment	–	697	–	–	–	–	–	697
Cash dividend – $.72 per share	–	–	(7,622)	–	–	–	–	(7,622)
Exercise of stock options	–	–	(192)	–	–	–	1,337	1,145
Balance at December 31, 2000	181	179,805	121,737	(4,927)	(14,156)	(2,096)	(122,808)	157,736
Comprehensive income:								
Net income	–	–	18,159	–	–	–	–	18,159
Other comprehensive gain:								
Unrealized gain on securities (net of tax expense $2,409)	–	–	–	4,103	–	–	–	4,103
Total comprehensive income	–	–	–	–	–	–	–	22,262
Earned Incentive Awards	–	–	–	–	–	1,935	–	1,935
Tax benefit of stock plans	–	641	–	–	–	–	–	641
Purchase 1,303,143 shares of common stock	–	–	–	–	–	–	(31,921)	(31,921)
Allocation of ESOP stock	–	–	–	–	1,493	–	–	1,493
ESOP adjustment	–	1,334	–	–	–	–	–	1,334
Cash dividend – $.84 per share	–	–	(7,943)	–	–	–	–	(7,943)
Exercise of stock options	–	–	(207)	–	–	–	1,399	1,192
Balance at December 31, 2001	$181	$181,780	$131,746	$ (824)	$ (12,663)	$ (161)	$(153,330)	$146,729

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands, except per share amounts)

Years Ended December 31, 2001, 2000 and 1999	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 18,159	$ 16,382	$ 16,347
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	1,960	1,640	1,509
Amortization of Incentive Awards	1,935	1,934	1,933
Amortization of ESOP	1,493	1,571	1,649
ESOP adjustment	1,334	697	541
Amortization of servicing asset	2,503	673	351
Amortization of intangible assets	359	103	103
Net premium amortization in excess of discount accretion on securities	683	384	1,044
Net accretion of deferred fees and discounts in excess of premium amortization on loans	(407)	(280)	(310)
Provision for loan losses	1,250	985	900
Deferred taxes	(1,500)	(318)	757
Net gain on sales of real estate owned	(308)	(209)	(246)
Net (gain) loss on sales of loans and securities available for sale	(5,954)	41	(557)
Proceeds from sales of mortgage loans held for sale	427,876	119,139	48,719
Mortgage loans originated for sale	(424,162)	(130,761)	(22,973)
Increase in value of Bank Owned Life Insurance	(1,696)	(1,194)	(808)
Decrease (increase) in interest and dividends receivable	1,686	(752)	1,352
(Increase) decrease in other assets	(3,988)	6,914	(1,576)
Increase (decrease) in other liabilities	9,921	1,656	(5,979)
Total adjustments	12,985	2,223	26,409
Net cash provided by operating activities	31,144	18,605	42,756
Cash flows from investing activities:			
Net increase in loans receivable	(165,307)	(95,377)	(103,663)
Proceeds from sales of investment and mortgage-backed securities available for sale	—	30,279	121
Purchase of investment securities available for sale	(1,292)	(21,089)	(15,423)
Purchase of mortgage-backed securities available for sale	(49,006)	(5,059)	(97,251)
Proceeds from maturities of investment securities available for sale	24,470	37,700	30,043
Principal payments on mortgage-backed securities available for sale	89,916	58,901	120,460
Purchases of Federal Home Loan Bank of New York stock	(3,560)	(3,200)	—
Proceeds from sales of real estate owned	786	1,211	1,106
Purchases of premises and equipment	(4,014)	(2,108)	(1,451)
Purchase of Bank Owned Life Insurance	—	(8,000)	—
Acquisition of Columbia Equities, Ltd., net of cash and cash equivalents	—	(2,954)	—
Net cash used in investing activities	(108,007)	(9,696)	(66,058)
Cash flows from financing activities:			
Increase in deposits	4,855	47,238	21,699
Increase (decrease) in short-term borrowings	41,338	50,127	(71,741)
Proceeds from Federal Home Loan Bank advances	155,000	55,000	105,000
Repayments of Federal Home Loan Bank Advances	(38,000)	(127,696)	—
Proceeds from securities sold under agreements to repurchase	10,000	85,000	83,754
Repayments of securities sold under agreements to repurchase	(48,000)	(86,000)	(74,254)
(Decrease) increase in advances by borrowers for taxes and insurance	(17)	(73)	894
Exercise of stock options	1,192	1,145	17
Dividends paid	(7,943)	(7,622)	(7,157)
Purchase of treasury stock	(31,921)	(28,800)	(35,198)
Net cash provided by (used in) financing activities	86,504	(11,681)	23,014
Net increase (decrease) in cash and due from banks	9,641	(2,772)	(288)
Cash and due from banks at beginning of year	7,235	10,007	10,295
Cash and due from banks at end of year	$ 16,876	$ 7,235	$ 10,007
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 64,798	$ 66,073	$ 58,238
Income taxes	7,600	5,310	13,416
Noncash investing activities:			
Transfer of loans receivable to real estate owned	454	768	1,109
Mortgage loans securitized into mortgage-backed securities	$ 90,563	$ 23,042	$ 37,200

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OceanFirst Financial Corp. (the "Company") and its wholly-owned subsidiary, OceanFirst Bank (the "Bank") and its wholly-owned subsidiaries, Columbia Equities, Ltd. ("Columbia"), OceanFirst REIT Holdings, Inc., OceanFirst Realty Corp. and OceanFirst Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts previously reported have been reclassified to conform to the current year's presentation.

Business

The Bank provides a range of banking services to customers through a network of branches in Ocean, Monmouth and Middlesex counties in New Jersey. The Bank is subject to competition from other financial institutions; it is also subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates and assumptions.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in settlement of loans and the valuation of mortgage servicing rights. In connection with the determination of the allowances for loan losses and Real Estate Owned (REO), management obtains independent appraisals for significant properties.

Cash Equivalents

Cash equivalents consist of interest-bearing deposits in other financial institutions and loans of Federal funds. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment and Mortgage-Backed Securities

The Company classifies all investment and mortgage-backed securities as available for sale. Securities available for sale include securities that management intends to use as part of its asset/liability management strategy. Such securities are carried at fair value and unrealized gains and losses, net of related tax effect, are excluded from earnings, but are included as a separate component of stockholders' equity. Gains or losses on the sale of such securities are included in other income using the specific identification method.

Loans Receivable

Loans receivable, other than loans held for sale, are stated at unpaid principal balance, plus unamortized premiums less unearned discounts, net of deferred loan origination and commitment fees, and the allowance for loan losses. Discounts and premiums are recognized in income using the level-yield method over the estimated lives of the loans.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the specifically identified loans, adjusted for actual prepayments.

Loans in which interest is more than 90 days past due, including impaired loans, and other loans in the process of foreclosure are placed on nonaccrual status. Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Any interest subsequently collected is credited to income in the period of recovery. A loan is returned to accrual status when all amounts due have been received and the remaining principal balance is deemed collectible.

A loan is considered impaired when it is deemed probable that the Company will not collect all amounts due according to the contractual terms of the loan agreement. The Company has defined the population of impaired loans to be all non-accrual commercial real estate, multi-family, land, construction and commercial loans in excess of $250,000. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio.

Mortgage Loans Held for Sale

The Company regularly sells part of its mortgage loan originations. Mortgage loans intended for sale are carried at the lower of unpaid principal balance, net, or market value on an aggregate basis.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is based on management's evaluation of the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged-off when management believes such loans are uncollectible.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company's market area. In addition, various regulatory agencies, as an integral part of their routine examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Mortgage Servicing Rights, or MSR

The Company recognizes as a separate asset the rights to service mortgage loans, whether those rights are acquired through loan purchase or loan origination activities. MSR's are amortized in proportion to and over the estimated period of net servicing income. MSR's are stratified by underlying loan type (primarily fixed and adjustable) and interest rate. The estimated fair value of each MSR stratum is determined through a discounted analysis of future cash flows, incorporating numerous assumptions including servicing income, servicing costs, market discount rates, prepayment speeds and default rates. Impairment of the MSR is assessed on the fair value of those rights on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. Individual allowances for each stratum are then adjusted in subsequent periods to reflect changes in the measurement of impairment.

Real Estate Owned

Real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. A reserve for real estate owned has been established to provide for subsequent declines in the fair values of properties. Real estate owned is carried net of the related reserve. Operating results from real estate owned, including rental income, operating expenses, and gains and losses realized from the sales of real estate owned are recorded as incurred.

Premises and Equipment

Land is carried at cost and premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or leases. Repair and maintenance items are expensed and improvements are capitalized. Gains and losses on dispositions are reflected in current operations.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Based Compensation

The Company accounts for stock based compensation using the intrinsic value method under Accounting Principles Board No. 25 and accordingly has recognized no compensation expense under this method. The fair value pro-forma disclosures required by Statement of Financial Accounting Standards No. 123 are included in note 13 - Incentive Plan.

Comprehensive Income

Comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items recorded directly in equity, such as unrealized gains or losses on securities available for sale.

Intangible Assets

Goodwill and core deposit premiums are amortized using the straight line method over periods from five to ten years. Intangible assets are periodically evaluated for impairment in response to changes in circumstances or events.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding plus potential common stock, utilizing the treasury stock method. All share amounts exclude unallocated shares of stock held by the Employee Stock Ownership Plan (ESOP) and the Incentive Plan.

The following reconciles shares outstanding for basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 (in thousands):

Year ended December 31,	2001	2000	1999
Weighted average shares outstanding	10,512	11,766	13,727
Less: Unallocated ESOP shares	(1,059)	(1,180)	(1,309)
Unallocated Incentive Award shares	(165)	(293)	(428)
Average basic shares outstanding	9,288	10,293	11,990
Add: Effect of dilutive securities:			
Stock options	415	225	148
Incentive Awards	134	148	161
Average diluted shares outstanding	9,837	10,666	12,299

(2) Acquisition

The Bank completed the acquisition of Columbia, a mortgage brokerage company based in Westchester County, New York on August 18, 2000 in a transaction accounted for as a purchase. Accordingly, the assets and liabilities of Columbia were recorded on the books of the Bank at their fair market values of $37.1 million and $34.1 million, respectively. The purchase price was $4 million. The Company's consolidated results of operations include Columbia's results commencing on August 18, 2000. Pro-forma financial information was not presented for the period prior to the acquisition due to the insignificance of Columbia's operating results.

(3) Regulatory Matters

At the time of the conversion to a federally chartered stock savings bank, the Bank established a liquidation account with a balance equal to its retained earnings at March 31, 1996. The balance in the liquidation account at December 31, 2001 was approximately $10.1 million. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2001, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally an institution is considered well capitalized if it has a Tier 1 ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%. At December 31, 2001 and 2000 the Bank was considered well capitalized.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution (in thousands).

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action	
As of December 31, 2001:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital	$125,952	7.2%	$26,396	1.5%	$ –	–%
Core capital	125,952	7.2	52,791	3.0	87,985	5.0
Tier 1 risk-based capital	125,952	12.0	41,947	4.0	62,920	6.0
Risk-based capital	136,223	13.0	83,894	8.0	104,867	10.0
As of December 31, 2000:						
Tangible capital	$119,591	7.3%	$24,653	1.5%	$ –	– %
Core capital	119,591	7.3	49,307	3.0	82,178	5.0
Tier 1 risk-based capital	119,591	12.9	37,099	4.0	55,649	6.0
Risk-based capital	128,597	13.9	74,198	8.0	92,748	10.0

OTS regulations impose limitations upon all capital distributions by savings institutions, like the Bank, such as dividends and payments to repurchase or otherwise acquire shares. The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements, the amount required for the liquidation account, or if such declaration and payment would otherwise violate regulatory requirements.

(4) Investment Securities Available for Sale

The amortized cost and estimated market value of investment securities available for sale at December 31, 2001 and 2000 are as follows (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
United States Government and agency obligations	$ 1,200	$ –	$ (2)	$ 1,198
State and municipal obligations	5,561	–	(248)	5,313
Corporate debt securities	75,199	–	(6,946)	68,253
Equity investments	3,849	1,404	–	5,253
	$ 85,809	$1,404	$(7,196)	$80,017

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
United States Government and agency obligations	$ 24,469	$ 4	$ (100)	$ 24,373
State and municipal obligations	5,561	–	(405)	5,156
Corporate debt securities	75,124	–	(5,508)	69,616
Equity investments	3,757	634	–	4,391
	$108,911	$ 638	$(6,013)	$103,536

Gross losses on the sale of investment securities available for sale of $49,000 were realized in 1999. There were no gains realized during 2001, 2000 or 1999.

The amortized cost and estimated market value of investment securities available for sale, excluding equity investments, at December 31, 2001 by contractual maturity, are shown below (in thousands). Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2001, investment securities available for sale with an amortized cost and estimated market value of $75,745,000 and $68,551,000 respectively, were callable prior to the maturity date.

December 31, 2001	Amortized Cost	Estimated Market Value
Less than one year	$ –	$ –
Due after one year through five years	1,200	1,198
Due after five years through ten years	–	–
Due after ten years	80,760	73,566
	$81,960	$74,764

(5) Mortgage-Backed Securities Available for Sale

The amortized cost and estimated market value of mortgage-backed securities available for sale at December 31, 2001 and 2000 are as follows (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
FHLMC	$ 29,650	$ 733	$ –	$ 30,383
FNMA	22,646	445	(3)	23,088
GNMA	23,229	420	–	23,649
Collateralized mortgage obligations	153,293	2,889	–	156,182
	$228,818	$4,487	$ (3)	$233,302

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
FHLMC	$ 48,888	$ 95	$ (199)	$ 48,784
FNMA	37,172	82	(245)	37,009
GNMA	34,092	–	(252)	33,840
Collateralized mortgage obligations	150,335	176	(2,102)	148,409
	$270,487	$ 353	$ (2,798)	$268,042

Gross losses on the sale of mortgage-backed securities available for sale of $1,636,000 were realized in 2000. There were no gains realized during 2001, 2000 or 1999.

Collateralized mortgage obligations issued by FHLMC, FNMA, GNMA and private interests amounted to $45,338,000, $22,254,000, $24,328,000 and $64,262,000, respectively, at December 31, 2001 and $39,458,000, $16,303,000, $7,581,000 and $85,067,000, respectively, at December 31, 2000. The privately issued CMOs have generally been underwritten by large investment banking firms with the timely payment of principal and interest on these securities supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit or subordination techniques. Substantially all such securities are triple "A" rated by one or more of the nationally recognized securities rating agencies. The privately-issued CMOs are subject to certain credit-related risks normally not associated with U.S. Government Agency CMOs. Among such risks is the limited loss protection generally provided by the various forms of credit enhancements as losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the creditworthiness of the enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the CMO holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect the Company from losses and has, therefore, not provided an allowance for losses on its privately-issued CMOs.

The contractual maturities of mortgage-backed securities available for sale generally exceed 20 years; however, the effective lives are expected to be shorter due to anticipated prepayments.

(6) Loans Receivable, Net

A summary of loans receivable at December 31, 2001 and 2000 follows (in thousands):

December 31,	2001	2000
Real estate mortgage:		
One to four-family	$1,070,096	$ 956,336
Commercial real estate,multi-family and land	112,318	89,663
FHA insured & VA guaranteed	2,358	1,782
	1,184,772	1,047,781
Real estate construction	9,082	7,973
Consumer	67,039	62,923
Commercial	51,756	29,687
Total loans	1,312,649	1,148,364
Loans in process	(2,458)	(2,927)
Deferred origination costs, net	1,048	561
Unamortized premium	1	19
Allowance for loan losses	(10,351)	(9,138)
	(11,760)	(11,485)
	$1,300,889	$1,136,879

At December 31, 2001, 2000 and 1999 loans in the amount of $6,180,000, $2,923,000 and $2,985,000, respectively, were three or more months delinquent or in the process of foreclosure and the Company was not accruing interest income. At December 31, 2001, the impaired loan portfolio consisted of one commercial loan for $2,368,000 for which general and specific allocations to the allowance for loan losses of $1,184,000 were identified. The Company had no impaired loans at December 31, 2000 and 1999. If interest income on nonaccrual loans and impaired loans had been current in accordance with their original terms, approximately $379,000, $132,000 and $52,000 of interest income for the years ended December 31, 2001, 2000 and 1999, respectively, would have been recorded. At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

An analysis of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

Year Ended December 31,	2001	2000	1999
Balance at beginning of year	$ 9,138	$8,223	$7,460
Provision charged to operations	1,250	985	900
Charge-offs	(98)	(92)	(241)
Recoveries	61	22	104
Balance at end of year	$10,351	$9,138	$8,223

An analysis of the servicing asset for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

Year Ended December 31,	2001	2000	1999
Balance at beginning of year	$6,363	$2,244	$1,406
Purchase, net of sales	–	3,481	–
Capitalized mortgage servicing rights	3,768	1,311	1,189
Amortization	(2,503)	(673)	(351)
Balance at end of year	$7,628	$6,363	$2,244

The estimated fair value of the servicing asset at December 31, 2001 was $8,917,000.

(7) Interest and Dividends Receivable

A summary of interest and dividends receivable at December 31, 2001 and 2000 follows (in thousands):

December 31,	2001	2000
Loans	$ 5,829	$ 6,480
Investment securities	436	1,177
Mortgage-backed securities	1,367	1,661
	$ 7,632	$ 9,318

(8) Premises and Equipment, Net

Premises and equipment at December 31, 2001 and 2000 are summarized as follows (in thousands):

December 31,	2001	2000
Land	$ 3,195	$ 3,195
Buildings and improvements	14,203	11,255
Leasehold improvements	1,667	1,619
Furniture and equipment	9,820	8,647
Automobiles	164	118
Construction in progress	484	687
Total	29,533	25,521
Accumulated depreciation and amortization	(12,803)	(10,845)
	$16,730	$14,676

(9) Deposits

Deposits, including accrued interest payable of $560,000 and $459,000 at December 31, 2001 and 2000, respectively, are summarized as follows (in thousands):

December 31,	2001		2000	
	Amount	Weighted Average Cost	Amount	Weighted Average Cost
Non-interest bearing accounts	$ 73,799	- %	$ 49,910	– %
NOW accounts	212,328	1.60	170,976	2.83
Money market deposit accounts	78,903	1.86	71,010	2.58
Savings accounts	196,879	1.54	165,866	2.00
Time deposits	547,134	4.39	646,426	5.82
	$1,109,043	2.88%	$1,104,188	4.31%

Included in time deposits at December 31, 2001 and 2000, respectively, is $82,498,000 and $90,172,000 in deposits of $100,000 and over.

Time deposits at December 31, 2001 mature as follows (in thousands):

Year ended December 31,	
2002	$393,355
2003	87,647
2004	43,914
2005	10,389
2006	6,616
Thereafter	5,213
	$547,134

Interest expense on deposits for the years ended December 31, 2001, 2000 and 1999 was as follows (in thousands):

Year ended December 31,	2001	2000	1999
NOW accounts	$ 4,476	$ 2,534	$ 1,711
Money market deposit accounts	1,744	1,998	2,090
Savings accounts	3,342	3,445	3,518
Time deposits	31,927	36,689	33,601
	$41,489	$44,666	$40,920

(10) Borrowed Funds

Borrowed funds are summarized as follows (in thousands):

December 31,	2001		2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Federal Home Loan Bank advances	$272,000	3.97%	$127,500	6.00%
Securities sold under agreements to repurchase	212,332	4.88	236,494	5.79
	$484,332	4.37%	$363,994	5.86%

Information concerning Federal Home Loan Bank ("FHLB") advances and securities sold under agreements to repurchase ("reverse repurchase agreements") is summarized as follows (in thousands):

	FHLB Advances		Reverse Repurchase Agreements	
	2001	2000	2001	2000
Average balance	$188,411	$105,456	$234,608	$257,086
Maximum amount outstanding at any month end	272,000	154,000	254,996	277,000
Average interest rate for the year	4.73%	6.31%	5.43%	5.87%
U.S. Government agencies and mortgage-backed securities pledged as collateral under reverse repurchase agreements at December 31				
Amortized cost	–	–	$219,540	$244,790
Estimated market value	–	–	223,691	242,617

The securities collateralizing the reverse repurchase agreements are not under the Company's control, as they are delivered to the lender with whom each transaction is executed. The lender, who may sell, loan or otherwise dispose of such securities to other parties in the normal course of their operations, agree to resell to the Company substantially the same securities at the maturities of the agreement.

FHLB advances and reverse repurchase agreements have contractual maturities at December 31, 2001 as follows (in thousands):

Year ended December 31	FHLB advances	Reverse Repurchase Agreements
2002	$115,000	$ 32,332
2003	23,000	40,000
2004	27,000	45,000
2005	42,000	25,000
2006	45,000	20,000
Thereafter	20,000	50,000
	$272,000	$212,332
Amount callable by lender prior to the maturity date	$ 70,000	$180,000

In the fourth quarter of 2001, the Bank prepaid $23,000,000 of outstanding borrowings with a weighted average cost of 6.23%, incurring a prepayment penalty on the early debt extinguishment of $1,669,000. The funds were reborrowed at comparable maturities but at an average cost of only 4.48%.

The Bank has an available overnight line of credit with the FHLB for $50,000,000 which expires November 25, 2002. The Bank also has available from the FHLB, a one-month overnight repricing line of credit for $50,000,000 which expires November 25, 2002. When utilized, both lines carry a floating interest rate of 10 basis points over the current Federal funds rate. All FHLB advances, including the lines of credit, are secured by the Bank's mortgage loans, mortgaged-backed securities, U. S. Government agency obligations and FHLB stock. As a member of the FHLB of New York, the Company is required to maintain a minimum investment in the capital stock of the Federal Home Loan Bank of New York, at cost, in an amount not less than 1% of its outstanding home loans (including mortgage-backed securities) or 5% of its outstanding notes payable to the FHLB.

(11) Income Taxes

Legislation was enacted in August 1996 which repealed for tax purposes the percentage of taxable income bad debt reserve method. As a result, the Company must instead use the direct charge-off method to compute its bad debt deduction. The legislation also requires the Company to recapture its post-1987 additions to the tax bad debt reserve which amounted to $778,000 and $1,166,000 at December 31, 2001 and 2000, respectively. The Company has accrued for this liability in the consolidated financial statements.

Retained earnings at December 31, 2001 includes approximately $10,750,000 for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to shareholders. At December 31, 2001 the Company had an unrecognized deferred tax liability of $3,870,000 with respect to this reserve.

The provision for income taxes attributable to income before extraordinary item for the years ended December 31, 2001, 2000 and 1999 consists of the following (in thousands):

Year Ended December 31,	2001	2000	1999
Current:			
Federal	$11,506	$7,091	$7,870
State	58	53	38
Total Current	11,564	7,144	7,908
Deferred:			
Federal	(1,500)	(318)	757
	$10,064	$6,826	$8,665

Included in other comprehensive income is income tax expense (benefit) attributable to net unrealized gains (losses) on securities available for sale in the amount of $2,409,000, $2,726,000 and $(4,899,000) for the years ended December 31, 2001, 2000 and 1999, respectively. Included in the extraordinary item is an income tax benefit of $584,000 in 2001.

A reconciliation between the provision for income taxes and the expected amount computed by multiplying income before extraordinary item and the provision for income taxes times the applicable statutory Federal income tax rate for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

Year Ended December 31,	2001	2000	1999
Income before provision for income taxes and extraordinary item	$29,308	$23,208	$25,012
Applicable statutory Federal income tax rate	35.0%	35.0%	35.0%
Computed "expected" Federal income tax expense	$10,258	$ 8,123	$ 8,754
Increase(decrease) in Federal income tax expense resulting from:			
Decrease in deferred tax valuation allowance relating to charitable donation	–	(1,060)	–
ESOP adjustment	467	244	189
Earnings on life insurance	(594)	(418)	(283)
State income taxes net of Federal benefit	38	35	24
Other items, net	(105)	(98)	(19)
	$10,064	$ 6,826	$ 8,665

Included in other assets at December 31, 2001 and 2000 is a net deferred tax asset of $4,881,000 and $5,790,000, respectively. In addition, at December 31, 2001 and 2000 the Company recorded a current tax payable (refund) of $2,536,000 and $(263,000), respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below (in thousands):

December 31,	2001	2000
Deferred tax assets:		
Allowance for loan and real estate owned losses per books	$3,836	$ 3,519
Reserve for uncollected interest	117	94
Deferred compensation	523	369
Premises and equipment, differences in depreciation	528	364
Other reserves	171	199
Stock awards	716	656
ESOP	176	176
Charitable donation	–	1,613
Unrealized loss on securities available for sale	484	2,893
Intangible assets	91	60
Lease termination costs	138	–
Penalty on extinguishment of debt	607	–
Other	8	31
Total gross deferred tax assets	7,395	9,974
Less valuation allowance	–	(430)
Deferred tax assets, net	7,395	9,544
Deferred tax liabilities:		
Allowance for loan and real estate owned losses for tax purposes	(287)	(438)
Excess servicing on sale of mortgage loans	(882)	(414)
Investments, discount accretion	(117)	(89)
Deferred loan and commitment costs, net	(1,228)	(1,114)
Undistributed income of real estate investment trust subsidiary	–	(1,699)
Total deferred tax liabilities	(2,514)	(3,754)
Net deferred tax assets	$4,881	$ 5,790

The Company, as part of the conversion, recorded a charitable donation expense of $14,258,000 in 1996. Under the Internal Revenue Code, charitable donations are tax deductible subject to a limitation based on 10% of the Company's annual taxable income. The Company, however, is able to carry forward any unused portion of the deduction for five years following the year in which the contribution is made. Based on the Company's estimate of taxable income for 1996 and the carry forward period, $4,258,000 of the charitable donation expense was initially considered non tax deductible as it was unlikely that the Company would realize sufficient earnings over the six year period to take the full deduction. As a result, the Company established a deferred tax valuation allowance of $1,490,000 relating to the nondeductible expense. In 2000, after considering the Company's actual earnings performance and expectations for taxable income through December 31, 2001, the Company estimated that an additional $3,029,000 of charitable donation expense could be recognized for tax purposes, providing for a benefit of $1,060,000.

The Company has determined that it is not required to establish a valuation reserve for the remaining deferred tax asset account since it is "more likely than not" that the remaining deferred tax assets will be realized through future reversals of existing taxable temporary differences, future taxable income and tax planning strategies. The conclusion that it is "more likely than not" that the remaining deferred tax assets will be realized is based on the history of earnings and the prospects for continued growth. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

(12) Employee Stock Ownership Plan

As part of the conversion, the Bank established an Employee Stock Ownership Plan ("ESOP") to provide retirement benefits for eligible employees. All full-time employees are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they work at least 1,000 hours. ESOP shares are first allocated to employees who also participate in the Bank's Incentive Savings (401K) Plan in an amount equal to 50% of the first 6% of the employee's contribution. During 2001, 2000 and 1999, 10,377, 10,861 and 11,544 shares, respectively, were either released or committed to be released under this formula. The remaining ESOP shares are allocated among participants on the basis of compensation earned during the year. Employees are fully vested in their ESOP account after the completion of five years of credited service or completely if service was terminated due to death, retirement, disability, or change in control of the Company. ESOP participants are entitled to receive distributions from the ESOP account only upon termination of service, which includes retirement and death.

The ESOP originally borrowed $13,421,000 from the Company to purchase 1,342,092 shares of common stock issued in the conversion. On May 12, 1998, the initial loan agreement was amended to allow the ESOP to borrow an additional $8,200,000 in order to fund the purchase of 422,500 shares of common stock. At the same time the term of the loan was extended from the initial twelve years to thirty years. The amended loan is to be repaid from discretionary contributions by the Bank to the ESOP trust. The Bank intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt, assuming a fixed interest rate of 8.25%.

The Bank's obligation to make such contributions is reduced to the extent of any dividends paid by the Company on unallocated shares and any investment earnings realized on such dividends. As of December 31, 2001 and 2000, contributions to the ESOP, which were used to fund principal and interest payments on the ESOP debt, totaled $2,689,000 and $2,830,000, respectively. During 2001 and 2000, $935,000 and $890,000, respectively, of dividends paid on unallocated ESOP shares were used for debt service. At December 31, 2001 and 2000, the loan had an outstanding balance of $13,111,000 and $14,596,000, respectively, and the ESOP had unallocated shares of 1,001,146 and 1,119,196, respectively. At December 31, 2001, the unallocated shares had a fair value of $24,188,000. The unamortized balance of the ESOP is shown as unallocated common stock held by the ESOP and is reflected as a reduction of stockholders' equity.

For the years ended December 31, 2001, 2000 and 1999, the Bank recorded compensation expense related to the ESOP of $2,827,000, $2,268,000 and $2,190,000, respectively, including $1,334,000, $697,000 and $541,000, respectively, representing additional compensation expense to reflect the increase in the average fair value of committed to be released and allocated shares in excess of the Bank's cost. As of December 31, 2001, 653,536 shares had been allocated to participants and 109,910 shares were committed to be released.

(13) Incentive Plan

On February 4, 1997, a special meeting of the Company's shareholders ratified the OceanFirst Financial Corp. 1997 Incentive Plan which was subsequently amended on February 18, 1998. The Amended and Restated OceanFirst Financial Corp. 1997 Incentive Plan (the "Incentive Plan") authorizes the granting of options to purchase Common Stock, option-related awards and awards of Common Stock. On April 19, 2000, the Company's shareholders ratified the OceanFirst Financial Corp. 2000 Stock Option Plan (the "Stock Option Plan") which authorizes the granting of stock options. The purpose of both plans is to attract and retain qualified personnel in key positions, provide officers, employees and non-employee directors ("Outside Directors") with a proprietary interest in the Company as an incentive to contribute to the success of the Company, promote the attention of management to other stockholder's concerns and reward employees for outstanding performance. All officers, other employees and Outside Directors of the Company and its affiliates are eligible to receive awards under the plans.

During 1997, the Company acquired 671,046 shares in the open market at a cost of $10,176,000. These shares have been awarded to officers and directors. Such amounts represent deferred compensation and have been accounted for as a reduction of stockholders' equity. Awards vest at the rate of 20% per year except that the Company has determined that certain awards are also contingent upon attainment of certain performance goals by the Company, which performance goals would be established by a committee of Outside Directors ("Committee"). The first and second annual installments vested on the first and second anniversary dates of the date of grant. Vesting of 25% of the third annual installment, and 50% of each of the fourth and fifth annual installments, are subject to the attainment of performance goals established by the Committee. The performance goals may be set by the Committee on an individual basis, for all Stock Awards made during a given period of time, or for all Stock Awards for indefinite periods. No Stock Award that is subject to a performance goal is to be distributed to an employee until the Committee confirms that the underlying performance goal has been achieved. No Stock Award that is subject to a performance goal is to be distributed to an Outside Director until an independent third party confirms that the underlying performance goal has been achieved. The Committee established certain levels of earnings per share growth as the performance goal for 2001. As a result of the Company attaining the earnings per share growth specified by the Committee, all of the shares in the fifth annual installment will vest on February 4, 2002. The Company recorded compensation expense relating to stock awards of $1,935,000, $1,934,000 and $1,933,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Under the Incentive Plan and Stock Option Plan, the Company is authorized to issue up to 1,677,614 shares and 631,000 shares, respectively, subject to option. All options expire 10 years from the date of grant and generally vest at the rate of 20% per year. The exercise price of each option equals the market price of the Company's stock on the date of grant.

The Company accounts for stock option awards using the intrinsic value method and has recognized no compensation expense in 2001, 2000 and 1999. SFAS 123 permits the use of the intrinsic value method; however, requires the Company to disclose the pro forma net income and earnings per share as if the stock based compensation had been accounted for using the fair value method. Had the compensation costs for the Company's stock option plan been determined based on the fair value method, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data):

	2001	2000	1999
Net income:			
As reported	$18,159	$16,382	$16,347
Pro forma	17,241	15,499	15,343
Basic earnings per share:			
As reported	1.96	$ 1.59	$ 1.36
Pro forma	1.86	1.51	1.28
Diluted earnings per share:			
As reported	1.85	$ 1.54	$ 1.33
Pro forma	1.75	1.45	1.25
Weighted average fair value of an option share granted during the year	$ 4.62	$ 4.64	$ 4.02

The fair value of stock options granted by the Company was estimated through the use of the Black-Scholes option pricing model applying the following assumptions:

	2001	2000	1999
Risk-free interest rate	4.91%	6.06%	5.76%
Expected option life	6 years	6 years	6 years
Expected volatility	22%	24%	25%
Expected dividend yield	3.35%	3.25%	3.20%

A summary of option activity for the years ended December 31, 2001, 2000 and 1999 follows:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,565,711	$14.85	1,674,003	$14.72	1,642,827	$14.67
Granted	35,111	22.62	88,441	18.94	58,287	16.26
Exercised	(79,909)	14.93	(108,310)	14.85	(1,208)	14.41
Forfeited	(18,398)	19.01	(88,423)	15.72	(25,903)	15.33
Outstanding at end of year	1,502,515	$15.01	1,565,711	$14.85	1,674,003	$14.72

At December 31,	2001	2000	1999
Options exercisible	1,088,227	854,847	626,761
Range of exercise prices	$13.94-$26.70	$13.94 - $21.09	$13.94 - $19.88
Weighted average remaining contractual life	5.5 years	6.4 years	7.2 years

(14) Commitments, Contingencies and Concentrations of Credit Risk

The Company, in the normal course of business, is party to financial instruments and commitments which involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These financial instruments and commitments include unused consumer lines of credit and commitments to extend credit.

At December 31, 2001, the following commitments and contingent liabilities existed which are not reflected in the accompanying consolidated financial statements (in thousands):

December 31,	2001
Unused consumer and construction loan lines of credit (primarily floating-rate)	$ 39,135
Unused commercial loan lines of credit (primarily floating-rate)	32,208
Other commitments to extend credit:	
Fixed-Rate	110,362
Adjustable-Rate	59,796
Floating-Rate	6,060

The Company's fixed-rate loan commitments expire within 90 days of issuance and carried interest rates ranging from 4.00% to 9.62% at December 31, 2001.

The Company's maximum exposure to credit losses in the event of nonperformance by the other party to these financial instruments and commitments is represented by the contractual amounts. The Company uses the same credit policies in granting commitments and conditional obligations as it does for financial instruments recorded in the consolidated statements of financial condition.

These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's assessment of risk. Substantially all of the unused consumer and construction loan lines of credit are collateralized by mortgages on real estate.

At December 31, 2001, the Company is obligated under noncancellable operating leases for premises and equipment. Rental expense under these leases aggregated approximately $1,647,000, $843,000 and $604,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The projected minimum rental commitments as of December 31, 2001 are as follows (in thousands):

Year ended December 31	
2002	$ 967
2003	910
2004	911
2005	765
2006	720
Thereafter	3,175
	$7,448

The Company grants one to four-family and commercial first mortgage real estate loans to borrowers primarily located in Ocean, Middlesex and Monmouth Counties, New Jersey. Its borrowers' abilities to repay their obligations are dependent upon various factors including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Company's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company's control; the Company is, therefore, subject to risk of loss.

The Company believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks. Collateral and/or guarantees are required for all loans.

Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management and its legal counsel are of the opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

(15) Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and Due from Banks

For cash and due from banks, the carrying amount approximates fair value.

Investments and Mortgage-Backed Securities

The fair value of investment and mortgage-backed securities is estimated based on bid quotations received from securities dealers, if available. If a quoted market price was not available, fair value was estimated using quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Federal Home Loan Bank of New York Stock

The fair value for Federal Home Loan Bank of New York Stock is its carrying value since this is the amount for which it could be redeemed. There is no active market for this stock and the Company is required to maintain a minimum balance based upon the unpaid principal of home mortgage loans and mortgage-backed securities.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, construction, consumer and commercial. Each loan category is further segmented into fixed and adjustable rate interest terms.

Fair value of performing and non-performing loans was estimated by discounting the future cash flows, net of estimated prepayments, at a rate for which similar loans would be originated to new borrowers with similar terms.

Deposits
The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and NOW and money market accounts are, by definition, equal to the amount payable on demand. The related insensitivity of the majority of these deposits to interest rate changes creates a significant inherent value which is not reflected in the fair value reported. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds
Fair value estimates are based on discounting contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

Commitments to Extend Credit, and to Purchase or Sell Securities
The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The estimated fair values of the Bank's financial instruments as of December 31, 2001 and 2000 are presented in the following tables (in thousands). Since the fair value of off-balance sheet commitments approximate book value, these disclosures are not included.

December 31, 2001	Book Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 16,876	$ 16,876
Investment securities available for sale	80,017	80,017
Mortgage-backed securities available for sale	233,302	233,302
Federal Home Loan Bank of New York stock	23,560	23,560
Loans receivable and mortgage loans held for sale	1,338,717	1,351,532
Financial Liabilities:		
Deposits	1,109,043	1,114,551
Borrowed funds	$ 484,332	$ 509,897

December 31, 2000	Book Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 7,235	$ 7,235
Investment securities available for sale	103,536	103,536
Mortgage-backed securities available for sale	268,042	268,042
Federal Home Loan Bank of New York stock	20,000	20,000
Loans receivable and mortgage loans held for sale	1,172,467	1,181,446
Financial Liabilities:		
Deposits	1,104,188	1,101,477
Borrowed funds	$ 363,994	$ 371,399

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, deferred tax assets, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(16) Parent-Only Financial Information
The following condensed statements of financial condition at December 31, 2001 and 2000 and condensed statements of operations and cash flows for the years ended December 31, 2001, 2000 and 1999 for OceanFirst Financial Corp. (parent company only) reflects the Company's investment in its wholly-owned subsidiary, the Bank, using the equity method of accounting.

CONDENSED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

December 31,	2001	2000
Assets		
Cash and due from banks	$ 7	$ 7
Advances to subsidiary Bank	3,003	21,972
Investment securities	5,253	4,391
ESOP loan receivable	13,111	14,596
Investment in subsidiary Bank	125,936	116,067
Other assets	-	1,071
Total assets	$147,310	$158,104
Liabilities and Stockholders' Equity		
Other liabilities	$ 581	$ 368
Stockholders' equity	146,729	157,736
Total liabilities and stockholders' equity	$147,310	$158,104

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

Year ended December 31,	2001	2000	1999
Dividend income - Subsidiary Bank	$ 15,000	$ 46,000	$ 36,500
Interest income - Investment securities	140	144	29
Interest income - Advances to subsidiary Bank	411	1,229	210
Interest income - ESOP loan receivable	1,204	1,328	1,453
Total dividend and interest income	16,755	48,701	38,192
Loss on sale of securities available for sale	–	–	49
Other operating expenses	1,226	1,198	1,186
Income before income taxes and equity in (distributions in excess) undistributed earnings of subsidiary Bank	15,529	47,503	36,957
Provision (benefit) for income taxes	156	(597)	150
Income before equity in (distributions in excess of) undistributed earnings of subsidiary Bank	15,373	48,100	36,807
Equity in (distributions in excess of) undistributed earnings of subsidiary Bank	2,786	(31,718)	(20,460)
Net income	$ 18,159	$ 16,382	$ 16,347

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

Year ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 18,159	$ 16,382	$ 16,347
Decrease (increase) in advances to subsidiary Bank	18,969	(16,100)	1,767
(Equity in) distributions in excess of undistributed earnings of subsidiary Bank	(2,786)	31,718	20,460
Loss on sale of securities available for sale	–	–	49
Deferred taxes	1,309	(381)	1,081
(Decrease) increase in other liabilities	(307)	311	(326)
Reduction in Incentive Awards	1,935	1,934	1,933
Net cash provided by operating activities	37,279	33,864	41,311
Cash flows from investing activities:			
Purchase of investment securities	(92)	(89)	(611)
Sale of investment securities	–	–	121
Repayments on ESOP loan receivable	1,485	1,502	1,517
Net cash provided by investing activities	1,393	1,413	1,027
Cash flows from financing activities:			
Dividends paid	(7,943)	(7,622)	(7,157)
Purchase of treasury stock	(31,921)	(28,800)	(35,198)
Exercise of stock options	1,192	1,145	17
Net cash used in financing activities	(38,672)	(35,277)	(42,338)
Net increase in cash and due from banks	–	–	–
Cash and due from banks at beginning of year	7	7	7
Cash and due from banks at end of year	$ 7	$ 7	$ 7

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

(Unaudited)

Quarter ended	Dec. 31	Sept. 30	June 30	March 31
(dollars in thousands, except per share data)				
2001				
Interest income	$29,480	$29,950	$29,420	$29,310
Interest expense	14,390	15,700	16,479	16,579
Net interest income	15,090	14,250	12,941	12,731
Provision for loan losses	470	265	260	255
Net interest income after provision for loan losses	14,620	13,985	12,681	12,476
Other income	4,353	2,480	3,292	2,800
Operating expenses	9,735	9,471	9,063	9,110
Income before provision for income taxes and extra-ordinary item	9,238	6,994	6,910	6,166
Provision for income taxes	3,190	2,312	2,417	2,145
Income before extraordinary item	6,048	4,682	4,493	4,021
Extraordinary item, net of tax - prepayment penalty on debt extinguishment	(1,085)	–	–	–
Net Income	$ 4,963	$ 4,682	$ 4,493	$ 4,021
Basic earnings per share Income before extraordinary item	$ .68	$ .51	$ .47	$ .42
Extraordinary item, net of tax	(.12)	–	–	–
Net income per share	$ .56	$ .51	$ .47	$ .42
Diluted earnings per share Income before extraordinary item	$ .64	$ .48	$ .45	$ .40
Extraordinary item, net of tax	(.11)	–	–	–
Net income per share	$ .53	$ .48	$ .45	$ .40
2000				
Interest income	$29,863	$29,547	$28,613	$28,082
Interest expense	17,511	17,386	16,069	15,446
Net interest income	12,352	12,161	12,544	12,636
Provision for loan losses	240	255	250	240
Net interest income after provision for loan losses	12,112	11,906	12,294	12,396
Other income	2,871	422	1,522	1,330
Operating expenses	8,980	8,260	7,211	7,194
Income before provision for income taxes	6,003	4,068	6,605	6,532
Provision for income taxes	2,093	248	2,267	2,218
Net income	$ 3,910	$ 3,820	$ 4,338	$ 4,314
Basic earnings per share	$ .39	$ .38	$ .42	$ .40
Diluted earnings per share	$ .38	$ .36	$ .41	$ .39

Independent Auditors' Report

The Board of Directors and Stockholders
OceanFirst Financial Corp:

We have audited the consolidated statements of financial condition of OceanFirst Financial Corp. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OceanFirst Financial Corp. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills, New Jersey
January 16, 2002

OceanFirst Financial Corp.
OceanFirst Bank

OceanFirst Financial Corp.
OceanFirst Bank

BOARD OF DIRECTORS

John W. Chadwick
General Manager
Point Bay Fuel, Inc.

Thomas F. Curtin
Partner
The Foristall Company

Carl Feltz, Jr., R.A.
Principal
Feltz & Frizzell Architects

John R. Garbarino
President and
Chairman of the Board

Donald E. McLaughlin, CPA
Senior Associate
Stephen B. Teller, CPA

Diane F. Rhine
Partner
Citta & Rhine, LLC

Frederick E. Schlosser
Retired
Steinbach & Co.

James T. Snyder
Retired Proprietor
Wallach's Inc.

John E. Walsh, P.E.
President
Bay Pointe Engineering
Associates, Inc.

DIRECTOR EMERITUS

Roy M. Hyde
Robert E. Knemoller

OceanFirst Financial Corp.

EXECUTIVE OFFICERS

John R. Garbarino
President and
Chief Executive Officer

Michael J. Fitzpatrick
Executive Vice President
and Chief Financial Officer

John K. Kelly
Senior Vice President
and Corporate Secretary

OceanFirst Bank

CORPORATE OFFICERS

John R. Garbarino
President and
Chief Executive Officer

Michael J. Fitzpatrick
Executive Vice President
and Chief Financial Officer

Robert M. Pardes
Executive Vice President
Residential Loan Division

Karl E. Reinheimer
Executive Vice President and
Chief Operating Officer

John K. Kelly
Senior Vice President/
General Counsel and Corporate
Secretary

SENIOR VICE PRESIDENTS

Jack D. Cussen
Retail Division

James J. Flynn
Residential Lending

Michael M. O'Brien
Trust and Asset Management

William J. Ruckert, III
Commercial Division

Kevin B. Runyon
Information Technology

BUSINESS DEVELOPMENT

Douglas E. Johnson
Managing Director

Nina Anuario
Vice President

VICE PRESIDENTS

M. Eileen Bergin
Assistant General Counsel

Victoria J. Bonavito
Branch Administration

Owen J. Bonner
Loan Review

Joseph S. Casella
Commercial Lending

Diane Conboy
Commercial Lending

Jill Apito Hewitt
Marketing

Mary C. Huff
Commercial Lending

Rhea Kaston
Human Resources

Percy Keynton
Internal Audit

Denise A. Killimett
Staff Attorney

Anthony M. McSwieney
Treasurer

Peter Mitchell
Consumer Loans

Edward C. Pinto
Retail Operations

Frank J. Recca
Loan Servicing

George E. Ryll
General Services

Adrienne L. Sanchez
BankCard Services

John Van Eenennaam
Controller

Barbara Yack
Branch Administration

ASSISTANT
VICE PRESIDENTS

Elizabeth M. Alexander
Charlene D. Archer
Michelle J. Berry
Lorraine L. Campanile
Sharon L. Danielson
Sally Dennis
Judith A. DiLauro
Sherri C. Flynn
Michael L. Frankovich
Patricia G. Hernandez
Patricia A. Hogan
Sharon Labash
Irene R. Lichtenstein
Lisa M. Lindley
Jeanette M. Loftus
Mary Jo D. O'Rorke
Marvin L. Penn
Loretta E. Petrocco
Jayne M. Richmond
Catherine R. Rollo
Lynn Rzucidlo
Frank A. Scarpone
Matthew J. Schwing
Patricia M. Siciliano
Peggy S. Staab
Michael T. Stocko
Christine Tamke
Lois A. Velardo
Thomas S. Vogel

ASSISTANT SECRETARY

Geraldine J. LaBrutto
Christine L. Scheiss

ASSISTANT CASHIERS

Robert E. Bracken
Donna J. Camino
Conrada L. Cuoco
Brian R. D'Zio
Deborah M. Edgecomb
Patricia C. Gieza
Linda A. Grubb
Diane Haake
Melissa Harmon
Alice J. Kennedy
Theresa A. Lee
Alice Leite
Sharon Malone
Donna M. Pagano
Alla Rivkin
Erica J. Schiattarella
Cheryl L. Sneyers
Janet Verdura

OceanFirst Services, LLC

Karl E. Reinheimer
President

Jack D. Cussen
Executive Vice President

Columbia Equities, Ltd.

Robert M. Pardes
President

SENIOR VICE PRESIDENTS

Donald R. Arace
Mitchell S. Levine

VICE PRESIDENTS

Maria Scarane
Michael L. Larssen

ASSISTANT
VICE PRESIDENT

Jeffrey F. Schlott

ASSISTANT SECRETARY

Maria I. Quinones

Banking Offices

BERKELEY
Holiday City Plaza
(888)OCEAN33, X4500
Lois A. Velardo, Mgr.

Route 37 West
(888)OCEAN33, X4800
Lisa M. Lindley, Mgr.

BRICK
Main Office
321 Chambers Bridge Road
(888)OCEAN33, X 4100
Sharon Labash, Mgr.

70 Brick Boulevard
(888)OCEAN33, X4700
Patricia Hernandez, Mgr.

385 Adamston Road
(888)OCEAN33, X5400

CONCORDIA
Concordia Shopping Mall
(888)OCEAN33, X4600
Irene R. Lichtenstein, Mgr.

JACKSON
Jackson Plaza Shopping Center
260 North County Line Road
(888)OCEAN33, X5700
Opening Spring 2002

LACEY
900 Lacey Road
(888)OCEAN33, X5000
Jeanette M. Loftus, Mgr.

MANAHAWKIN
205 Route 72 West
(888)OCEAN33, X5500
Jayne M. Richmond, Mgr.

POINT PLEASANT BEACH
701 Arnold Avenue
(888)OCEAN33, X4200
Lorraine L. Campanile, Mgr.

POINT PLEASANT BORO
2400 Bridge Avenue
(888)OCEAN33, X4300
Frank A. Scarpone, Mgr.

3100 Route 88
(888)OCEAN33, X5600
Frank A. Scarpone, Mgr.

SPRING LAKE HEIGHTS
2401 Route 71
(888)OCEAN33, X5300
Mary Jo D. O'Rorke, Mgr.

TOMS RIVER
975 Hooper Avenue
(888)OCEAN33, X7609
Patricia M. Siciliano, Mgr.

The Shoppes at Lake Ridge
147 Route 70, Suite 1
(888)OCEAN33, X5100
Judith A. DiLauro, Mgr.

WALL
2445 Route 34
(888)OCEAN33, X5200
Charlene D. Archer, Mgr.

WHITING
Whiting Shopping Center
(888)OCEAN33, X4400
Catherine R. Rollo, Mgr.

Shareholder Information

ADMINISTRATIVE OFFICES

975 Hooper Avenue
Toms River, NJ 08754-2009
(732)240-4500
www.oceanfirst.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held on April 18, 2002 at 10:00 a.m. at Doolan's at 700 State Highway 71 North, Spring Lake Heights, New Jersey.

INVESTOR RELATIONS

Copies of the Company's earnings releases and financial publications, including the annual report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission are available without charge by contacting:

Sally Dennis, Assistant Vice President, Ext. 7516
sdennis@oceanfirst.com

STOCK TRANSFER AGENT AND REGISTRAR

Shareholders wishing to change the name, address or ownership of stock, to report lost certificates or to consolidate accounts are asked to contact the Company's stock registrar and transfer agent directly:

American Stock Transfer & Trust Co.
Shareholder Relations Department
59 Maiden Lane
New York, NY 10038
(800)937-5449

INDEPENDENT AUDITORS

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

SECURITIES COUNSEL

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Market Information for Common Stock

OceanFirst Financial Corp.'s common stock is traded on the Nasdaq Stock Market under the symbol OCFC. The stock is customarily listed as OceanF in the Asbury Park Press and the Ocean County Observer. The table below shows the reported high and low daily closing prices of the common stock during the periods indicated in 2001 and 2000.

2001

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
High	**24.00**	**26.95**	**26.70**	**25.62**
Low	**21.44**	**21.50**	**23.50**	**23.29**

2000

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	16.75	18.87	21.25	24.62
Low	15.00	14.62	18.37	19.31

As of December 31, 2001, the Company had approximately 4,000 shareholders, including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

Design and development: Red Flannel

OCEAN FIRST

OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, NJ 08754-2009
(732) 240-4500
www.oceanfirst.com
NASDAQ • OCFC